As filed with the Securities and Exchange Commission on October 22, 2026.

Registration No. 333-299084

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BOXLIGHT CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	8211	34-4794936
(State or Other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Michael Pope

Executive Chairman

2750 Premiere Pkwy #900

Duluth, Georgia 30097

(678) 367-0809

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copies to:

Joseph M. Lucosky, Esq.

Edward Welch, Esq.

Lucosky Brookman LLP

101 Wood Avenue South, 5th Floor

Woodbridge, New Jersey 08830

(732) 395-4400

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 22, 2026

PRELIMINARY PROSPECTUS

BOXLIGHT CORPORATION

47,466,613 Shares of Common Stock offered by the Selling Stockholders

This prospectus relates to the offering and resale by the selling stockholders identified herein (the “Selling Stockholders”) of up to 47,466,613 shares of Class A common stock, $0.0001 par value per share (the “Common Stock”), of Boxlight Corporation (the “Company”), consisting of: (i) 30,438,310 shares of Common Stock issuable, representing 200% of the shares currently issuable, upon conversion of 937,500 shares of the Company’s Series D Convertible Preferred Stock, par value $0.0001 per share (the “Preferred Stock”), assuming conversion at the Adjusted Floor Price (as defined in the Certificate of Designation of Series D Convertible Preferred Stock) as of August 31, 2026, issued in a private placement to certain accredited investors pursuant to a securities purchase agreement dated August 5, 2026 (the “Securities Purchase Agreement”); (ii) 15,243,507 shares of Common Stock issued or issuable to Secure Net Capital LLC pursuant to an equity purchase agreement dated August 5, 2026 (the “Equity Purchase Agreement”), providing for purchases of up to $15,000,000 of Common Stock over a 36-month commitment period, including commitment fee shares and any true-up shares (the “True-Up Commitment Shares”) issuable thereunder; and (iii) 1,784,796 shares of Common Stock issued or issuable to J.J. Astor & Co. (“J.J. Astor”) upon conversion of amounts owed under our inventory finance agreement with J.J. Astor dated May 27, 2025, as amended and restated on November 3, 2025 and as further amended on April 1, 2026 (the “Inventory Finance Agreement”). The purchase price for shares sold pursuant to regular puts under the Equity Purchase Agreement equals 95% of the lowest daily volume weighted average price (“VWAP”) of the Common Stock during the applicable pricing period following delivery of a regular put notice. The purchase price for shares sold pursuant to intraday puts shall be equal to 95% of the lowest traded price of the Common Stock during the applicable intraday pricing period. A regular put notice is deemed withdrawn if the closing price on the put date is less than $1.00 per share (unless the Investor waives that condition), and the Investor’s beneficial ownership is limited to 4.99% of the outstanding Common Stock, which may be increased to not more than 9.99% upon not less than 61 days’ prior written notice by the Investor.

The Preferred Stock was issued at a purchase price of $8.00 per share (reflecting a 20% original issue discount to a $10.00 stated value) for aggregate gross proceeds of $7,500,000. The Preferred Stock is convertible into Common Stock at a conversion price equal to the greater of (x) the Adjusted Floor Price or (y) 80% of the lowest closing price over the five trading days immediately preceding conversion.

We are registering the resale of these shares as required by a registration rights agreement dated August 5, 2026 (the “Registration Rights Agreement”). We will not receive any proceeds from the resale of shares by the Selling Stockholders. We may receive proceeds of up to $15,000,000 from sales of Common Stock to Secure Net Capital LLC under the Equity Purchase Agreement, which we intend to use for general corporate purposes, and working capital, and the repayment of outstanding indebtedness.

The Selling Stockholders may from time to time sell, transfer or otherwise dispose of any or all of the Shares in a number of different ways, at either prevailing market prices or at privately negotiated prices. See “Plan of Distribution” beginning on page 39 of this prospectus for more information.

The Selling Stockholders may offer all or part of the Shares for resale from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices.

Our Common Stock is listed and traded under the symbol “BOXL” on the Nasdaq Capital Market. On October 21, 2026, the closing price of our Common Stock on the Nasdaq Capital Market was $2.85.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

You should rely only on the information contained in this prospectus or any prospectus supplement or amendment hereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2026.

You may only rely on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the Common Stock offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Common Stock in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that information contained in this prospectus is correct as of any time after its date.

i

ABOUT THIS PROSPECTUS

We incorporate by reference important information into this prospectus. You may obtain the information incorporated by reference without charge by following the instructions under “Where You Can Find More Information.” You should carefully read this prospectus as well as additional information described under “Incorporation of Certain Documents by Reference,” before deciding to invest in our securities.

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since that date.

The information incorporated by reference or provided in this prospectus contains statistical data and estimates, including those relating to market size and competitive position of the markets in which we participate, that we obtained from our own internal estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable. While we believe our internal company research is reliable and the definitions of our market and industry are appropriate, neither this research nor these definitions have been verified by any independent source.

For investors outside the United States: We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside the United States.

This prospectus and the information incorporated by reference into this prospectus contain references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus and the information incorporated by reference into this prospectus, including logos, artwork, and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other company.

ii

PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our Common Stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. Before you decide to invest in our Common Stock, you should read the entire prospectus carefully, including “Risk Factors” beginning on page 7 and the financial statements incorporated by reference in this prospectus.

In this prospectus, unless otherwise noted, the terms “our Company,” “Boxlight” “we,” “us,” and “our” refer to Boxlight Corporation and its subsidiaries.

COMPANY OVERVIEW

We are a technology company that is seeking to become a world-wide leading innovator and integrator of interactive products and software for schools, education, business, and government interactive spaces. We currently design, produce and distribute interactive displays, collaboration software, campus communication solutions, supporting accessories and professional services. We also distribute science, technology, engineering, and math (or “STEM”) products, including a robotics and coding system, 3D printing solution and portable science lab. The Company’s products are integrated into its software suite that provides tools for presentation creation and delivery, assessment, collaboration, and communication.

Each of our operating segments are primarily engaged in the sale of education technology products and services in the education market but which are also sold into the health, government and corporate sectors and derive a majority of their revenues from the sale of flat-panel displays, audio and other hardware accessory products, software solutions and professional services. Generally, our displays produce higher net operating revenues but lower gross profit margins than our accessory solutions and professional services.

To date, we have generated substantially all of the Company’s revenue from the sale of hardware (primarily consisting of interactive displays and audio products) and software to the educational market in the United States and Europe.

CORPORATE HISTORY AND INFORMATION

Boxlight Corporation was incorporated on September 18, 2014 and we are a Nevada corporation. Our principal executive/administrative offices are located at 2750 Premiere Parkway, Suite 900, Duluth, Georgia 30097, and our telephone number is 678-367-0809. Our website address is https://www.boxlight.com. Information on or accessed through our website is not incorporated into this prospectus and is not a part of this prospectus.

RECENT DEVELOPMENTS

Private Placement of Series D Convertible Preferred Stock; Equity Purchase Agreement

Securities Purchase Agreement

On August 5, 2026, we entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain purchasers identified on the signature pages thereto, pursuant to which we agreed to issue and sell an aggregate of 937,500 shares of our newly designated Series D Convertible Preferred Stock (the “Series D Preferred Stock”) at a purchase price of $8.00 per share, for aggregate gross proceeds of $7,500,000. Each share of Series D Preferred Stock has a stated value of $10.00 (the “Stated Value”), reflecting a 20% original issue discount to the purchase price.

The offering was structured in two tranches: (i) Tranche one, consisting of the issuance of 687,500 shares for aggregate proceeds of $5,500,000, which was funded at the initial closing of the private placement (the “Private Placement”) on August 6, 2026, and (ii) Tranche two, consisting of the issuance of 250,000 shares for aggregate proceeds of $2,000,000, which is payable upon, and subject to, the effectiveness of this registration statement covering the resale of the shares of Class A common stock (the “Common Stock”) issuable upon conversion of the Series D Preferred Stock, subject to the terms and conditions of the Securities Purchase Agreement.

On September 30, 2026, we entered into the First Amendment to Securities Purchase Agreement (the “SPA Amendment”), pursuant to which the purchasers consented to and waived objections to the amendment of the Certificate of Designation described below.

Certificate of Designation

On August 5, 2026, we executed the Certificate of Designation of Series D Convertible Preferred Stock (the “Certificate of Designation”), which became effective upon filing with the Secretary of State of the State of Nevada. Each share of Series D Preferred Stock is convertible into a number of shares of our Common Stock (the “Conversion Shares”) determined by dividing the Stated Value by the conversion price then in effect (the “Conversion Price”).

Amendments to the Securities Purchase Agreement and Certificate of Designation

On September 30, 2026, we entered into the SPA Amendment with the purchasers under the Securities Purchase Agreement. The SPA Amendment provides for and incorporates the amendment to the Certificate of Designation, and each purchaser consented to the amendment, waived any rights, claims or objections with respect to it, and acknowledged that it does not constitute a breach or default under the Securities Purchase Agreement or any other transaction document.

On September 30, 2026, we filed a Certificate of Amendment to the Certificate of Designation with the Secretary of State of the State of Nevada, which became effective upon filing. The amendment amended and restated Section 4 of the Certificate of Designation to provide that the $10.00 per-share Liquidation Preference applies only upon a voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and added Section 15(d), which requires the consent of holders of Series D Preferred Stock before the Company consummates, or enters into an agreement to consummate, specified merger, asset sale, tender or exchange offer, reclassification or recapitalization, compulsory share exchange, stock purchase or other business combination transactions.

Certificate of Designation

On August 5, 2026, we executed the Certificate of Designation of Series D Convertible Preferred Stock (the “Certificate of Designation”), which became effective upon filing, with the Secretary of State of the State of Nevada. On September 30, 2026, we filed a Certificate of Amendment to the Certificate of Designation, which became effective upon filing, with the Secretary of State of the State of Nevada. Each share of Series D Preferred Stock is convertible into a number of shares of our Common Stock (the “Conversion Shares”) determined by dividing the Stated Value by the conversion price then in effect (the “Conversion Price”).

The Conversion Price equals the greater of (i) the Adjusted Floor Price (as defined below) then in effect and (ii) 80% of the lowest closing price of our Common Stock during the five consecutive trading days ending immediately prior to the applicable conversion date. The initial floor price is $0.6160 per share (the “Floor Price”), equal to 20% of the Minimum Price under Nasdaq Rule 5635(d) on the trading day prior to the initial issuance. Prior to the first reset, the Adjusted Floor Price equals the Floor Price then in effect. The Adjusted Floor Price is redetermined on each six-month anniversary of the initial issuance date to the lower of (A) the then-current Floor Price and (B) 20% of the lower of (x) the closing price of our Common Stock on the trading day immediately prior to the applicable adjustment date and (y) the average closing price of our Common Stock over the five trading days immediately prior to the applicable adjustment date (as so adjusted from time to time, the “Adjusted Floor Price”). In addition, so long as 10% or more of the Series D Preferred Stock (measured by stated value) remains outstanding after the date six months following the effectiveness of this registration statement, any sale or issuance by us of Common Stock or Common Stock equivalents at a price below the then-effective Floor Price will automatically reset the Floor Price, and correspondingly the Adjusted Floor Price, to that lower price.

Conversions of the Series D Preferred Stock are subject to a beneficial ownership limitation of 4.99% of our outstanding Common Stock, which may not be waived and which applies to any successor holder. In addition, the Series D Preferred Stock is subject to an exchange cap of 19.99% of our outstanding Common Stock as of the closing date under the Securities Purchase Agreement, unless and until stockholder approval of issuances in excess of such limit is obtained (such approvals, as defined in, and as required under, the Securities Purchase Agreement and the Certificate of Designation, the “Series D Required Stockholder Approvals”). If the aggregate number of Conversion Shares would equal or exceed 20% of our outstanding Common Stock, the Certificate of Designation requires us to call a special meeting of stockholders within 20 days of the Initial Issuance Date, and every 20 days thereafter until approval is obtained, to obtain the Series D Required Stockholder Approvals. We did not call a special meeting within the time periods specified in the Certificate of Designation and have not obtained a written waiver with respect to such timing; however, as of the date of this prospectus, no holder of Series D Preferred Stock has notified us that it considers such timing to be an Event of Default.

The variable conversion feature may result in the issuance of a substantial and indeterminate number of shares of Common Stock, which could cause significant dilution to existing holders of our Common Stock. See “Risk Factors.”

Equity Purchase Agreement

Concurrently with the Series D Convertible Preferred Stock financing, on August 5, 2026, we entered into an Equity Purchase Agreement (the “Equity Purchase Agreement” or “ELOC”) with Secure Net Capital LLC, a Nevada limited liability company (the “Investor”), pursuant to which we have the right, but not the obligation, to sell to the Investor up to $15,000,000 in aggregate value of shares of our Common Stock (the “Put Shares”) over a 36-month commitment period. We may direct purchases through regular puts and intraday puts, subject to the terms, pricing provisions, and volume limitations set forth in the ELOC. The purchase price for shares sold pursuant to regular puts under the ELOC is equal to 95% of the lowest daily volume weighted average price (“VWAP”) of the Common Stock during the applicable pricing period following delivery of a put notice. Intraday puts provide for a purchase price equal to 95% of the lowest traded price of the Common Stock during the applicable intraday pricing period. A regular put notice is deemed withdrawn if the closing price on the put date is less than $1.00 per share, unless the Investor waives that condition. The Investor’s beneficial ownership under the ELOC is limited to 4.99% of our outstanding Common Stock, which may be adjusted up to 9.99% upon not less than 61 days’ prior written notice by the Investor.

The Company’s ability to sell shares to the Investor under the Equity Purchase Agreement is subject to certain conditions, including: (i) a resale registration statement covering the shares issuable under the Equity Purchase Agreement must be effective with the SEC; (ii) the Company’s Class A Common Stock must continue to be listed on The Nasdaq Capital Market (or another national securities exchange acceptable to the Investor); (iii) the Company must be in compliance in all material respects with its obligations under the Equity Purchase Agreement and the Registration Rights Agreement; (iv) no Event of Default (as defined in the Equity Purchase Agreement) shall have occurred and be continuing; (v) the Company’s representations and warranties in the Equity Purchase Agreement must be true and correct in all material respects as of the date of each put notice; and (vi) no Material Adverse Effect (as defined in the Equity Purchase Agreement) shall have occurred.

Commitment Fee

As consideration for the Investor’s commitment under the Equity Purchase Agreement, we agreed to pay a commitment fee consisting of shares of our Common Stock (the “Commitment Shares”) or, at the Investor’s election, pre-funded warrants exercisable at $0.0001 per share, in two components.

First, upon execution of the Equity Purchase Agreement, we issued 48,702 Commitment Shares to the Investor (or, at the Investor’s election, pre-funded warrants covering 48,702 shares of Common Stock issuable upon exercise thereof (the “Warrant Shares”)), representing the initial commitment shares component of the commitment fee.

Second, we may be required to issue additional Commitment Shares (the “True-Up Commitment Shares”) to the Investor upon the establishment of the “True-Up Commitment Share Reference Price.” The True-Up Commitment Share Reference Price is defined as the Nasdaq Official Closing Price of our Common Stock on the earlier of (i) the date this registration statement is declared effective by the SEC or (ii) the date the Commitment Shares become eligible for resale under Rule 144 promulgated under the Securities Act of 1933, as amended. The Company shall immediately issue and deliver to the Investor such number of additional Commitment Shares (the “True-Up Commitment Shares”) as is necessary so that the aggregate number of Commitment Shares issued in respect of the Commitment Fee equals the quotient obtained by dividing US$150,000 by the True-Up Commitment Share Reference Price. As of the date of this prospectus, neither triggering event for the True-Up Commitment Share Reference Price has occurred. For illustrative purposes only, using the floor price under the Equity Purchase Agreement as a hypothetical True-Up Commitment Share Reference Price, we would be required to issue approximately 194,805 True-Up Commitment Shares. The actual number of True-Up Commitment Shares, if any, may be higher or lower than this illustrative amount and will not be determinable until the True-Up Commitment Share Reference Price is established upon the occurrence of one of the triggering events described above.

Registration Rights Agreement

On August 5, 2026, we and the purchasers party to the Securities Purchase Agreement entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which we agreed to file a resale registration statement covering the “Registrable Securities,” defined as (i) 200% of all Conversion Shares then issued or issuable upon conversion of the Series D Preferred Stock, assuming conversion at the Adjusted Floor Price then in effect, (ii) all shares of Common Stock issued and issuable under the ELOC based on the maximum number of shares that may be issued thereunder, and (iii) any securities issued or issuable upon any stock split, stock dividend, or similar event with respect to the foregoing securities. The Registration Rights Agreement required us to file the initial resale registration statement within 30 calendar days of the closing date and to use our best efforts to have it declared effective within 60 calendar days of the closing date, and provides for liquidated damages equal to 5% of the aggregate subscription amount per affected holder upon certain registration failures and every 30 days thereafter until cured, plus interest at 18% per annum on late payments. We filed the initial registration statement of which this prospectus forms a part on September 22, 2026, after the filing deadline under the Registration Rights Agreement, and it had not been declared effective by the effectiveness deadline. We have not obtained a written waiver with respect to these deadlines; however, as of the date of this prospectus, no purchaser has demanded payment of liquidated damages.

Inventory Finance Agreement with J.J. Astor & Co.

On May 27, 2025, we entered an Inventory Finance Agreement with J.J. Astor & Co., a Utah corporation (“J.J. Astor”) (amended and restated November 3, 2025; further amended April 1, 2026) to finance 80% of Interactive Flat Panel inventory purchases from our primary contract manufacturer, with a June 23, 2025 supplement covering the remaining 20% deposit. The facility cap rose from $6,000,000 to $9,000,000 in November 2025 and to $10,000,000 in April 2026 and is now fully drawn; advances are repayable within 90 days at $1.0535 per $0.80 advanced, with a term through November 3, 2026 unless extended or earlier terminated. As of August 26, 2026, we owed approximately $2,700,000, including accrued interest and penalties.

J.J. Astor may convert amounts owed into our Common Stock at 90% of the lowest 20-day VWAP preceding a conversion notice. We are registering 1,784,796 shares, comprising 167,290 shares already issued, 1,428,299 shares issuable on the outstanding balance owed under the Inventory Finance Agreement, and 189,207 Make Whole Shares (collectively, the “Inventory Conversion Shares”). Under the April 2026 amendment, $556,200 was converted into 100,000 shares at $5.562 per share. If J.J. Astor’s resale proceeds from those shares fall short of $556,200, we must pay the shortfall in cash within five trading days, or, at J.J. Astor’s election, in additional Make Whole Shares valued at the lowest 5-day VWAP. Unpaid amounts accrue interest at 19% per annum, compounded daily, uncapped by any issuance limit. In August 2026, additional balances of $75,608.38 and $92,357.55 converted into 30,290 and 37,000 shares, respectively, at $2.49615 per share. The Inventory Finance Agreement provides that J.J. Astor may not acquire shares of Common Stock that would cause J.J. Astor and its affiliates to beneficially own more than 19.99% of our outstanding Common Stock, and that we may not issue shares upon conversion that, when aggregated with all other issuances under the Inventory Finance Agreement and related agreements, would equal or exceed 19.99% of the shares of Common Stock outstanding, absent stockholder approval. The April 1, 2026 amendment provides that we have agreed to seek stockholder approval for any issuance exceeding 19.99% of our outstanding Common Stock in accordance with Nasdaq rules.

Michael Pope, our Executive Chairman, is the Chief Executive Officer of J.J. Astor, and J.J. Astor is beneficially owned, directly or indirectly, by a private investment fund affiliated with Mr. Pope. The Inventory Finance Agreement is therefore a related-party transaction.

September 2026 Series E Convertible Preferred Stock Private Placement

On September 30, 2026, we entered into a Securities Purchase Agreement with J.J. Astor, pursuant to which we issued 106,250 shares of Series E Convertible Preferred Stock at a purchase price of $8.00 per share, for aggregate gross proceeds of $850,000. Each share has a $10.00 stated value, reflecting a 20% original issue discount. The Series E Preferred Stock ranks junior to the Series D Preferred Stock and senior to the Company’s Class A and Class B common stock with respect to distributions upon liquidation, dissolution or winding up. The Series E Preferred Stock does not pay regular dividends, but a 20% per annum cumulative PIK Default Dividend accrues after a Dividend Trigger Event.

The Series E Preferred Stock is convertible only after all Series D Preferred Stock has been converted or redeemed or, if earlier, the date on which both (i) a registration statement covering the resale of all Conversion Shares issuable upon conversion of the Series D Preferred has been declared effective by the Commission and (ii) the Series D Required Stockholder Approvals have been obtained. The Conversion Price is the greater of the Adjusted Floor Price and 80% of the lowest closing price during the five trading days before conversion. The initial Floor Price is $0.95, subject to six-month resets and a full-ratchet reset for specified dilutive issuances after the applicable six-month period; the Floor Price ceases to apply if the Class A Common Stock is delisted to the OTC Markets. Conversion is subject to a 19.99% beneficial ownership limitation and a 19.99% Exchange Cap until the stockholder approvals required under the Series E Securities Purchase Agreement and the Series E Certificate of Designation (the “Series E Required Stockholder Approvals”) are obtained. The Series E Required Stockholder Approvals are separate from, and in addition to, the Series D Required Stockholder Approvals. In addition, under the Series E Securities Purchase Agreement, we may not effect any reverse or forward stock split without the consent of the holders of a majority of the outstanding shares of Series E Preferred Stock until the later of (x) 180 days after the Release Date (as defined therein) and (y) the date on which no shares of Series E Preferred Stock remain outstanding, except for a reverse stock split of up to 1-for-500 or as required to meet applicable listing standards.

The Series E Registration Rights Agreement requires the Company to file a separate resale registration statement covering the Series E Conversion Shares within 30 calendar days after the September 30, 2026 closing and to use its best efforts to have that registration statement declared effective within 60 calendar days after closing. If a specified Registration Event occurs, the Company must pay cash liquidated damages equal to 5% of the applicable Subscription Amount for each 30-day period until the event is cured. On October 9, 2026, the Company, the holders of a majority of the outstanding shares of Series D Preferred Stock (the “Series D Majority Holders”) and J.J. Astor executed and delivered a revised Consent, Waiver and Ratification, effective as of September 30, 2026 (the “Revised Series D Consent”), which replaces in its entirety the Consent, Waiver and Ratification previously executed by the Series D Majority Holders. Under the Revised Series D Consent, the Series D Majority Holders consented under Sections 15 and 18 of the Series D Certificate of Designation to the creation and issuance of the Series E Preferred Stock, the Series E Certificate of Designation and the execution and delivery of the Series E transaction documents, including as a Variable Rate Transaction, and acknowledged that the Series E Preferred Stock is the only series of our preferred stock with “as converted” voting rights. The Series D Majority Holders waived the most-favored-nation provisions of the Series D Securities Purchase Agreement only with respect to the voting rights provided for as a term of the Series E Preferred Stock, did not waive any participation, equal-treatment or similar rights, and provided a limited waiver of breaches, defaults and remedies arising from the Series E transaction, subject to specified carve-outs. The Revised Series D Consent does not include a consent to the registration of the Series E Conversion Shares and instead restricts their registration. In addition, the Company shall not register, and the holder of the Series E Preferred agrees that it shall not require the Company to register, the resale of the Class A Common Stock issuable upon conversion of the Series E Preferred until the earlier of (i) such time as all shares of Series D Preferred have been converted or otherwise cease to be outstanding or (ii) such time as a registration statement covering the resale of all Conversion Shares issuable upon conversion of the Series D Preferred has been declared effective by the Commission and the Series D Required Stockholder Approvals have been obtained, following which such holder may require the Company to file a registration statement to register such resale of the Series E Preferred and the Series E Conversion Shares in accordance with the Series E Documents.

The Series D Majority Holders reserved their rights, and the Revised Series D Consent includes provisions protecting J.J. Astor. Michael Pope, our Executive Chairman, is the Chief Executive Officer of J.J. Astor and executed the Revised Series D Consent on behalf of J.J. Astor. The Series E Conversion Shares are not offered by this prospectus. Capitalized terms used in this paragraph and not otherwise defined in this prospectus have the meanings given to them in the Revised Series D Consent.

On October 15, 2026, we filed a definitive proxy statement for a special meeting of stockholders to be held on November 10, 2026 (the “Special Meeting”), at which holders of record of our Class A Common Stock as of September 17, 2026 will be asked to approve, among other things, (i) one or more reverse stock splits at a ratio of up to 1-for-1,000 within three years of stockholder approval, (ii) for purposes of Nasdaq Listing Rule 5635(d), the issuance of shares of Common Stock in excess of 19.99% upon conversion of the Series D Preferred Stock and the Series E Preferred Stock and under the ELOC and, with respect to the Series E Preferred Stock, for purposes of Nasdaq Listing Rules 5635(b) and 5635(c), together with the right of the holders of the Series E Preferred Stock to vote on an as-converted basis in excess of 19.99% of our voting power outstanding as of September 30, 2026, (iii) issuances below the exercise price of the Whitehawk warrant, (iv) an increase in our authorized shares of Class A Common Stock from 55,000,000 to 500,000,000, (v) for purposes of Nasdaq Listing Rules 5635(b), 5635(c) and 5635(d), issuances in excess of 19.99% under the Inventory Finance Agreement, (vi) the Boxlight Corporation 2026 Equity Incentive Plan and (vii) a change of our name to “Boxlight Group Corporation.” Because the Series E Preferred Stock was issued after the record date, it is not entitled to vote at the Special Meeting. There can be no assurance that any of these proposals will be approved.

Nasdaq Compliance Financing

On August 6, 2026, we completed the initial closing of the Private Placement, resulting in net proceeds of approximately $4.8 million. As of the date of this Registration Statement, we have regained compliance with Nasdaq’s $2.5 million Shareholders’ Equity Listing Requirement for continued listing on The Nasdaq Capital Market pursuant to Listing Rule 5550(b)(1) (the “Equity Rule”). On August 26, 2026, we received a written decision from the Nasdaq Hearings Panel granting our request for continued listing on The Nasdaq Stock Market.

Changes in Executive Officers

On or about August 4, 2026, we announced the resignation of our Chief Financial Officer and the appointment of an interim successor.

Increase in Authorized Shares of Class A Common Stock

At our reconvened Annual Meeting of Shareholders held on July 23, 2026, our shareholders approved an amendment to our Articles of Incorporation to increase the number of authorized shares of Class A common stock to 55,000,000 shares. The increase is intended to provide additional flexibility for future corporate purposes, subject to applicable law, the Nasdaq listing requirements, and approval by our Board of Directors. Final voting results were reported in a Current Report on Form 8-K.

Product and Commercial Developments

During 2026, we continued to expand our unified campus communication and school-safety platform:

●	FrontRow Symphony launch (January 22, 2026). We introduced FrontRow Symphony, a browser-based campus communication platform that unifies bells, paging, intercom, classroom audio, and emergency alerting over a school’s existing IP network, managed through a Command Center device and integrated with VoIP and third-party systems.

●	Symphony Spring 2026 update / Symphony Cloud (April 30, 2026). We introduced Symphony Cloud, a cloud-based management layer enabling district administrators to monitor multiple schools from a single login, with real-time campus maps, centralized scheduling, device health monitoring, and a hybrid architecture designed to remain operational during internet or power disruptions.

●	Symphonic Series (June 4, 2026). We launched the Symphonic Series (Solo, Tempo, and Vista), a family of intelligent IP communication endpoints extending the Symphony platform, with hardware shipments commencing in the summer of 2026.

●	ISTE 2026 and industry recognition (June–July 2026). We showcased our unified K–12 ecosystem — Symphony Cloud, Symphony Campus, and the Symphonic Series — at ISTE 2026 in Orlando, Florida, and our Symphony platform and Symphonic Series received four Tech & Learning “Best of Show” awards at the conference.

THE OFFERING

Issuer	Boxlight Corporation

Securities offered by the Selling Stockholders:	47,466,613 shares of Common Stock

Shares of common stock outstanding before this offering:	844,556 shares of Common Stock

Terms of this offering	The Selling Stockholders, including their transferees, donees, pledgees, assignees, and successors-in-interest, may sell, transfer, or otherwise dispose of any or all of the shares of Common Stock offered by this prospectus from time to time on The Nasdaq Capital Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. The shares of Common Stock may be sold at fixed prices, at market prices prevailing at the time of sale, at prices related to the prevailing market price or at negotiated prices.

Use of proceeds:	We will not receive any proceeds from the resale of shares of Common Stock by the Selling Stockholders pursuant to this prospectus. However, we have received aggregate gross proceeds of $5,500,000 from the issuance and sale of the Series D Preferred Stock in the first tranche of the Private Placement, with a second $2,000,000 tranche tied to, among other things, the effectiveness of a resale registration statement and the Series D Required Stockholder Approvals; and we may receive aggregate gross proceeds of up to $15,000,000 from sales of Common Stock to Secure Net Capital LLC under the Equity Purchase Agreement. We will not receive any proceeds from the resale of the Inventory Conversion Shares by J.J. Astor, which were or will be issued in satisfaction of amounts owed by us under the Inventory Finance Agreement. See “Use of Proceeds” in this prospectus for more information.

Dividend policy:	Our Company has never declared any cash dividends on its Common Stock. We currently intend to use all available funds and any future earnings for use in financing the growth of our business, pay down our term debt, and to meet our series A preferred stock dividend obligations. We do not anticipate paying any cash dividends on our Common Stock for the foreseeable future. See “Dividend Policy,” and “Risk Factors - Risks Related to This Offering and Ownership of Our Common Stock” in this prospectus for more information regarding our dividend policy.

Trading symbol:	Our Common Stock is listed on the Nasdaq Capital Market under the symbol “BOXL”.

Risk factors:	You should carefully consider the information set forth in this prospectus and the specific factors set forth in the “Risk Factors” incorporated by reference before deciding whether or not to invest in the Shares.

RISK FACTORS

Before purchasing any of the securities you should carefully consider the risk factors incorporated by reference in this prospectus from our Annual Report on Form 10-K, and any subsequent updates described in our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. For a description of these reports and documents, and information about where you can find them, see “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference”. Additional risks not presently known or that we presently consider to be immaterial could subsequently materially and adversely affect our financial condition, results of operations, business, and prospects.

Risks Related to This Offering and Ownership of Our Common Stock

Satisfying our obligations under our inventory finance agreement with J.J. Astor could result in substantial dilution.

Amounts owed under that agreement are convertible into Common Stock at a price equal to 90% of the lowest volume weighted average closing price of our Common Stock over a trailing 20 trading day period, and shares issued in satisfaction of our proceeds protection obligation are valued at the lowest volume weighted average price over a trailing five trading day period. Because both prices float, the number of shares issuable is indeterminate and increases as the market price of our Common Stock declines. Any unpaid Make Whole Payment accrues interest at 19% per annum, compounded daily. As of the date of this prospectus, we have issued 167,290 shares of Common Stock to J.J. Astor, representing approximately 19.8% of our outstanding Common Stock, and we may not exceed 19.99% without stockholder approval. If we do not obtain stockholder approval, we may be required to satisfy these obligations in cash, which would adversely affect our liquidity.

The market price of shares of our Common Stock may be volatile.

The public price of our Common Stock following could be subject to wide fluctuations in response to the risk factors described in this prospectus and incorporated by reference and others beyond our control, including:

●	The number of shares of our Common Stock publicly owned and available for trading;

●	Variations in our operating performance and the performance of our competitors in general;

●	Actual or anticipated fluctuations in our quarterly or annual operating results;

●	Publication of research reports by securities analysts about us or our competitors, or our industry;

●	The public’s reaction to our press releases, our other public announcements, and our filings with the SEC;

●	Our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

●	Additions and departures of key personnel;

●	Changes in laws and regulations affecting our business;

●	Commencement of, or involvement in, litigation involving us;

●	Changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

●	The volume of shares of our Common Stock available for public sale; and

●	General economic and political conditions such as recessions, interest rates, fuel prices, foreign currency fluctuations, international tariffs, social, political, and economic risks, and acts of war or terrorism.

In addition, securities exchanges have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner often unrelated to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and harm our business, results of operations, and financial condition.

If we fail to meet the continued listing requirements of Nasdaq, Nasdaq may delist our securities.

As a public company, we are subject to the reporting requirements and the rules and regulations of the applicable listing standards of Nasdaq. If we fail to maintain compliance with the continued listing standards of Nasdaq, our securities may be delisted, which could negatively affect the market price and liquidity of our securities. In such a case, we may seek to regain compliance by implementing a number of available options. If in the future our securities are delisted from Nasdaq, we could face significant material adverse consequences, including: limited availability of market quotations for our securities; reduced liquidity for our shares; a determination that our shares are “penny stock,” which will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our shares; a limited amount of news and analyst coverage; and decreased ability to issue additional securities or obtain additional financing in the future. In addition, as long as our shares are listed on Nasdaq, U.S. federal law prevents or preempts the states from regulating their sale, although the law does allow the states to investigate companies if there is a suspicion of fraud, and if there is a finding of fraudulent activity, then the states can regulate or bar their sale. If we were no longer listed on Nasdaq, we would be subject to regulations in each state in which we offer our shares.

A significant number of our shares are eligible for sale, and their sale or potential sale may depress the market price of our Class A common stock.

Sales of a significant number of shares of our Class A Common Stock in the public market, or the perception that such sales could occur, could harm the market price of our Class A Common Stock. If a significant number of shares were sold, such sales would increase the supply of our Class A Common Stock in the public market, thereby potentially causing a decrease in its price. Some or all of our Class A Common Stock may be offered from time to time in the open market pursuant to effective registration statements and/or in compliance with Rule 144, which sales could have a depressive effect on the market for our Class A Common Stock. The sale of a significant portion of such shares when such shares are eligible for public sale may cause the value of our Class A Common Stock to decline.

In addition, we have issued shares of Series D Convertible Preferred Stock that are convertible into shares of our Class A Common Stock, and we have entered into an Equity Purchase Agreement, or ELOC, pursuant to which we may issue and sell shares of our Class A Common Stock from time to time, subject to the terms and conditions of that agreement. The number of shares of Class A Common Stock issuable upon conversion of the Series D Convertible Preferred Stock, and the number of shares that may be issued under the ELOC, may be substantial. Any conversion of the Series D Convertible Preferred Stock or sale of shares under the ELOC would increase the number of shares of Class A Common Stock outstanding and may result in substantial dilution to existing stockholders. In addition, shares sold under the ELOC are purchased by Secure Net Capital LLC at a discount to the applicable market price. For regular puts, the purchase price equals 95% of the lowest daily VWAP during the applicable pricing period. For intraday puts, the purchase price equals 95% of the lowest traded price of the Common Stock during the applicable intraday pricing period. These discounts may further contribute to dilutive pressure on the market price of our Class A Common Stock.

The resale of shares issued or issuable upon conversion of the Series D Convertible Preferred Stock, shares issued or issuable under the ELOC, Commitment Shares, True-Up Commitment Shares, and any shares underlying Pre-Funded Warrants, if any, may be registered for resale under one or more registration statements. Once registered, these shares may be freely sold into the public market, subject to any applicable contractual or legal restrictions. These sales, or the market’s expectation that these sales may occur, could place downward pressure on the trading price of our Class A Common Stock.

Because the Conversion Price of the Series D Convertible Preferred Stock and the purchase price under the ELOC may be based on or affected by the market price of our Class A Common Stock, a decline in the market price of our Class A Common Stock could result in the issuance of a greater number of shares upon conversion or sale, which could further dilute existing stockholders and further depress the market price of our Class A Common Stock. This potential downward pressure may make it more difficult for us to raise additional capital on favorable terms, or at all.

Because we have no current plans to pay cash dividends on our Common Stock, you may not receive any return on investment unless you sell your Common Stock for a price greater than that which you paid for it.

We currently intend to retain all available funds and any future earnings to fund the development, commercialization, and growth of our business, and therefore, we do not anticipate declaring or paying any cash dividends on our Common Stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our Board of Directors and will depend on our financial condition, operating results, capital requirements, general business conditions, and other factors that our Board of Directors may deem relevant. Our future ability to pay cash dividends on our Common Stock may also be limited by the terms of any future debt securities or credit facility. As a result, capital appreciation, if any, of the Common Stock you purchase in this offering will be your sole source of gain for the foreseeable future.

We are a smaller reporting company, and the reduced disclosure requirements applicable to smaller reporting companies may make our Common Stock less attractive to investors.

We are a “smaller reporting company” as defined in the Exchange Act. We may take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that our voting and non-voting Common Stock held by non-affiliates is $250 million or more measured on the last business day of our second fiscal quarter, or our annual revenues are $100 million or more during the most recently completed fiscal year and our voting and non-voting Common Stock held by non-affiliates is $700 million or more measured on the last business day of our second fiscal quarter.

It is possible that some investors will find our Common Stock less attractive as a result of the foregoing, which may result in a less active trading market for our Common Stock and higher volatility in our stock price.

The number of shares registered for resale pursuant to this registration statement may not be sufficient to cover all shares ultimately issuable upon conversion of the Series D Preferred Stock.

We are registering shares representing 200% of the Conversion Shares calculated at the Adjusted Floor Price currently in effect. Because the Adjusted Floor Price may be reduced in accordance with the Certificate of Designation, additional shares may become issuable upon conversion of the Series D Preferred Stock. If the number of shares registered hereby becomes insufficient, we may be required pursuant to the Registration Rights Agreement to register additional shares for resale.

Our ability to issue shares upon conversion of the Series D Preferred Stock is subject to Nasdaq limitations unless we obtain the Series D Required Stockholder Approvals.

Until the Series D Required Stockholder Approvals are obtained, issuances upon conversion of the Series D Preferred Stock are subject to the applicable Nasdaq exchange cap. If we fail to timely obtain such approvals, holders of the Series D Preferred Stock may be unable to fully convert their shares, which could result in Events of Default or other consequences under the Transaction Documents. We are required under the Transaction Documents to continue seeking the Series D Required Stockholder Approvals in accordance with the procedures and time periods set forth therein. Obtaining the Series D Required Stockholder Approvals will not satisfy the separate Series E Required Stockholder Approvals, and vice versa.

Failure to maintain an effective registration statement covering the resale of the Series D Conversion Shares could adversely affect holders of the Series D Preferred Stock and result in consequences under our Transaction Documents.

We are obligated under the Registration Rights Agreement to maintain registration of the Registrable Securities as required thereunder. If this registration statement ceases to be effective or otherwise becomes unavailable for resale of the Registrable Securities, the Selling Stockholders may be unable to resell their shares pursuant to this prospectus, and such failure may give rise to remedies under the Transaction Documents.

The new consent right of the holders of Series D Preferred Stock could delay or prevent a change-of-control transaction.

The Certificate of Designation now requires the consent of holders of Series D Preferred Stock before the Company consummates, or enters into an agreement to consummate, specified transactions, including mergers or consolidations, dispositions of all or substantially all assets, certain tender or exchange offers, reclassifications or recapitalizations, compulsory share exchanges, and transactions in which another person or group acquires at least 50% of the Class A Common Stock or voting power. This consent right could delay, deter or prevent a change-of-control transaction that holders of our Class A Common Stock might otherwise favor.

The variable-price conversion features of the Series D Preferred Stock and Series E Preferred Stock may result in substantial dilution to existing stockholders.

The Conversion Price of the Series D Preferred Stock is equal to the greater of (i) the Adjusted Floor Price then in effect and (ii) 80% of the lowest closing price of our Common Stock during the five consecutive trading days ending immediately prior to the applicable conversion date. Because the number of Conversion Shares is determined by dividing the Stated Value by the Conversion Price, the number of shares issuable upon conversion will increase as the market price of our Common Stock declines, down to the Adjusted Floor Price. The initial Floor Price is $0.6160 per share. Based on the 937,500 shares of Series D Preferred Stock issued and issuable under the Securities Purchase Agreement, representing an aggregate Stated Value of $9,375,000, conversion in full at the current Adjusted Floor Price would result in the issuance of approximately 15,219,155 shares of Common Stock, without giving effect to the beneficial ownership limitation or the exchange cap, compared to approximately 844,556 shares of Common Stock outstanding as of October 21, 2026. Such shares would represent approximately 94.7% of our outstanding Common Stock immediately following such conversion.

The Floor Price of the Series D Preferred Stock is not fixed. On each six-month anniversary of the initial issuance date, the Adjusted Floor Price will be reset to the lower of (A) the then-current Floor Price and (B) 20% of the lower of (x) the closing price of our Common Stock on the trading day immediately prior to the applicable adjustment date and (y) the average closing price of our Common Stock over the five trading days immediately prior to the applicable adjustment date. Because each reset can only lower, and never raise, the Adjusted Floor Price, a sustained decline in the market price of our Common Stock may result in successive reductions. In addition, so long as 10% or more of the Series D Preferred Stock (measured by Stated Value) remains outstanding after the date that is six months following the effectiveness of this registration statement, any sale or issuance by us of Common Stock or Common Stock equivalents at a price below the then-effective Floor Price will automatically reset the Floor Price, and correspondingly the Adjusted Floor Price, to that lower price. Each reduction in the Adjusted Floor Price would increase the maximum number of Conversion Shares issuable; for example, a 50% reduction in the Adjusted Floor Price would approximately double the number of Conversion Shares issuable upon conversion in full. The number of Conversion Shares may also increase if the Stated Value increases, including by 20% upon an Event of Default or through the accrual of the 20% per annum default dividend, which is payable in kind by increasing the Stated Value, following a Dividend Trigger Event, which includes our Common Stock trading below the applicable floor price for five consecutive trading days.

The Series E Preferred Stock has a substantially similar variable-price conversion feature. The Series E Conversion Price is based on the greater of an Adjusted Floor Price, which is initially $0.95 per share, and 80% of the lowest closing price during the five trading days before conversion. A decline in the market price may increase the number of shares issuable, and the Floor Price may reset every six months or reset to a lower issuance price after the specified six-month period, which could increase dilution and place downward pressure on the market price of our Common Stock. In addition, the Floor Price of the Series E Preferred Stock ceases to apply if our Class A Common Stock is delisted to the OTC Markets, in which case the number of shares issuable upon conversion would not be limited by a floor. Although, under the Revised Series D Consent, the Series E Preferred Stock may not be converted until the earlier of the time no shares of Series D Preferred Stock remain outstanding and the effectiveness of a resale registration statement covering all shares issuable upon conversion of the Series D Preferred Stock together with receipt of the Series D Required Stockholder Approvals, and registration of the Series E Conversion Shares is restricted, any future conversion of the Series E Preferred Stock and resale of the Series E Conversion Shares could increase the supply of our Class A Common Stock and further depress its market price.

Although conversions of the Series D Preferred Stock are subject to a 4.99% beneficial ownership limitation, and conversions of the Series D Preferred Stock and the Series E Preferred Stock are subject to a 19.99% exchange cap until the Series D Required Stockholder Approvals or Series E Required Stockholder Approvals, as applicable, are obtained, these limitations do not limit the aggregate number of shares of Common Stock that may ultimately be issued. A holder may convert up to the beneficial ownership limitation, sell the resulting shares and then convert additional shares. Because the Conversion Prices of the Series D Preferred Stock and the Series E Preferred Stock are set at a discount to recent market prices, holders may have an incentive to convert and sell promptly, and sales of Conversion Shares, or the market’s expectation of such sales, could depress the market price of our Common Stock, which in turn could lower the Conversion Price, contribute to further Floor Price resets and result in the issuance of additional shares. Reductions in the Floor Price would also increase the number of shares of Class A Common Stock we are required to reserve for issuance upon conversion, which could require us to seek stockholder approval to increase our authorized shares of Class A Common Stock. These effects could cause substantial dilution to existing stockholders, place significant downward pressure on the market price of our Common Stock and impair our ability to raise additional capital on favorable terms, or at all.

The Exchange Cap and Series E Required Stockholder Approvals may delay or limit conversion of the Series E Preferred Stock.

Unless and until the Series E Required Stockholder Approvals are obtained, the Series E Preferred Stock is subject to a 19.99% Exchange Cap and a 19.99% voting limitation. We must hold a stockholder meeting no later than 180 days after the initial issuance of the Series E Preferred Stock and call and hold additional meetings at least once every 30 days if approvals are not obtained, but there can be no assurance that the approvals will be received, which could limit the timing and amount of Series E Conversion Shares that may be issued. Conversely, if the Series E Required Stockholder Approvals are obtained and the holder of the Series E Preferred Stock increases its beneficial ownership limitation, because the conversion price is generally based on a discount to the trading price of our Class A Common Stock, the as-converted voting power of the Series E Preferred Stock will increase as the trading price declines, and the Series E Preferred Stock, held by an affiliate of our Executive Chairman, could represent a significant portion, or a majority, of our voting power. In addition, the Series E Preferred Stock may not be converted until, among other things, the Series D Required Stockholder Approvals have been obtained (unless no shares of Series D Preferred Stock remain outstanding), so a failure to obtain either set of approvals could delay or limit conversion of the Series E Preferred Stock.

An event of default under the Series D and Series E Preferred Stock may increase the Stated Value and create additional obligations.

Events of Default include specified delivery failures, delisting or suspension, reporting failures, reserve failures and registration unavailability. Upon an Event of Default, the Stated Value automatically increases by 20%, in addition to any Default Dividend and other remedies, which could increase the amount of Common Stock issuable upon conversion and adversely affect our liquidity and capital structure; however, the Series E Preferred Stock does not carry a cash redemption right.

The Series E transaction creates a potential conflict of interest because Michael Pope is both our Executive Chairman and the Chief Executive Officer of J.J. Astor.

Michael Pope disclosed his conflict and recused himself from all discussions and deliberations regarding the Series E transaction and did not vote on its approval. The transaction was reviewed, considered and unanimously approved by the disinterested members of our board of directors by unanimous written consent effective September 30, 2026, but investors may view the relationship as presenting a conflict between Mr. Pope’s duties to the Company and his position with J.J. Astor, and the terms may not be comparable to those negotiated with an unaffiliated purchaser.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could” and similar expressions denoting uncertainty or an action that may, will or is expected to occur in the future. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements. You should not place undue reliance on these forward-looking statements.

Examples of forward-looking statements include, but are not limited to:

●	the anticipated timing of the development of future products;

●	projections of costs, revenue, earnings, capital structure and other financial items;

●	statements of our plans and objectives;

●	statements regarding the capabilities of our business operations;

●	statements of expected future economic performance;

●	statements regarding competition in our market; and

●	assumptions underlying statements regarding us or our business.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations, and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following:

●	our ability to manage our current and projected financial position and estimated cash burn rate, including our estimates regarding expenses, future revenues and capital requirements, and ultimately our ability to continue as a going concern;

●	our ability to raise additional capital to further develop and expand our business to meet our long-term business objectives. We have limited revenues and we cannot predict when we will achieve significant revenues and sustained profitability;

●	our ability to achieve significant revenues and sustained profitability;

●	impairment of goodwill and long-lived assets

●	changes in customer demand;

●	our ability to develop our brands cost-effectively, to attract new customers and retain customers on a cost-effective basis;

●	our ability to compete in the markets in which our online businesses participate;

●	our ability to make strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses;

●	our ability to continue to successfully manage our online businesses on a combined basis;

●	security breaches, cybersecurity attacks and other significant disruptions in our information technology systems

●	developments and changes in laws and regulations, including increased regulation of our industry through legislative action and revised rules and standards;

●	the occurrence of war and or other hostilities, political instability or catastrophic events;

●	natural events such as severe weather, fires, floods and earthquakes, or man-made or other disruptions of our operating systems, structures or equipment;

●	Risks related to, and the costs associated with, environmental, social and governance (ESG) matters, including the scope and pace of related rulemaking activity; and

●	Other factors and risks described under “Risk Factors” herein and in any of the Company’s subsequent reports filed with the SEC and available on its website at www.sec.gov.

Any forward-looking statement made by us in this prospectus is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

USE OF PROCEEDS

We will not receive any proceeds from the resale of shares of Common Stock by the Selling Stockholders pursuant to this prospectus. However, we have received aggregate gross proceeds of $5,500,000 from the issuance and sale of the Preferred Stock in the first tranche of the Private Placement, with a second $2,000,000 tranche tied to, among other things, the effectiveness of a resale registration statement and the Series D Required Stockholder Approvals; and we may receive aggregate gross proceeds of up to $15,000,000 from sales of Common Stock to Secure Net Capital LLC under the Equity Purchase Agreement. We will pay the placement agent a cash fee equal to 2.0% of the gross proceeds we receive under the Equity Purchase Agreement as amounts are drawn down. The Credit Agreement requires that the net cash proceeds of equity issuances be applied to prepay outstanding indebtedness, which will limit the proceeds available to us for other purposes. We will not receive any proceeds from the resale of the Inventory Conversion Shares by J.J. Astor, which were or will be issued in satisfaction of amounts owed by us under the Inventory Finance Agreement.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our Common Stock, and we do not anticipate paying any cash dividends on our Common Stock in the foreseeable future. We currently intend to use all available funds and any future earnings for use in financing the growth of our business, pay down our term debt, and to meet our series A preferred stock dividend obligations. Any future determination to pay dividends will be at the discretion of our Board and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our Board deems relevant.

DETERMINATION OF OFFERING PRICE

The Selling Stockholders will offer Common Stock at the prevailing market prices or privately negotiated prices. The offering price of our Common Stock does not necessarily bear any relationship to our book value, assets, past operating results, financial condition or any other established criteria of value. Our Common Stock may not trade at market prices in excess of the offering price, and prices for our Common Stock in any public market will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity.

BUSINESS

Overview

We are a technology company that develops, sells, and services interactive and communication solutions predominantly for the global education market, and also for the corporate and government sectors. Our objective is to be a leading worldwide innovator and integrator of interactive hardware, campus communication systems, and software solutions that improve collaboration, safety, and effective communication in learning and meeting environments.

We design, produce, and distribute interactive technologies, including our interactive and non-interactive flat-panel displays, LED video walls, media players, classroom audio and campus communication systems, cameras, and other peripherals for the education market, together with non-interactive solutions — including flat-panels, LED video walls, and digital signage — for the enterprise market. We also distribute science, technology, engineering, and math (“STEM”) products, including our 3D printing and robotics solutions and our portable science lab. Our products are integrated into our classroom software suite, which provides tools for whole-class learning, assessment, and collaboration. In addition, we offer professional training services related to our technology to our U.S. educational customers.

To date, we have generated the majority of our revenue, both in the United States and internationally, from the sale of interactive displays and related software to the educational market. We have sold our solutions into more than 70 countries and into more than 1.5 million classrooms and meeting spaces, through a network of more than 1,000 global reseller partners. We believe we offer one of the most comprehensive and integrated lines of interactive display solutions, audio products, peripherals and accessories, software, and professional development for schools and enterprises available today. The majority of our products are backed by nearly 40 years of research and development. Our principal website is https://boxlight.com. Information contained on, or accessible through, our website is not incorporated by reference into, and does not constitute a part of, this prospectus.

Advances in technology and the proliferation of devices in the classroom have led school districts to seek solutions that allow teachers and students to bring their own devices into the classroom, that give district information-technology departments the means to access data with or without internet access, that accommodate increasing demand for video, and that address cloud and data-storage challenges. Our design teams are able to customize systems and configurations to serve the needs of our clients so that existing hardware and software platforms can communicate with one another. Our goal is to be a single-source solution for educators around the globe, providing a holistic approach to the modern classroom and campus.

Recent Product Developments — Unified Campus Communication and Safety Platform

Beginning in 2026, we substantially expanded our campus communication and school-safety offerings under our FrontRow and Symphony brands, which we believe represent a significant growth opportunity and a point of differentiation for our education business:

●	In January 2026, we introduced FrontRow Symphony, a browser-based campus communication platform that unifies bells, paging, intercom, classroom audio, and emergency alerting over a school’s existing IP network, managed through a Command Center device and integrated with VoIP and third-party systems.

●	In April 2026, we introduced Symphony Cloud, a cloud-based management layer that enables district administrators to monitor multiple schools from a single login, featuring real-time campus maps, centralized scheduling, device-health monitoring, and a hybrid architecture designed to remain operational during internet or power disruptions.

●	In June 2026, we launched the Symphonic Series (Solo, Tempo, and Vista), a family of intelligent IP communication endpoints that extend the Symphony platform across a campus, with hardware shipments commencing in the summer of 2026.

For a description of certain other recent developments, including changes to our capital structure and financing arrangements, see “Prospectus Summary — Recent Developments”.

Awards and Recognition

We provide industry-leading service and support, and our solutions have received numerous industry awards, including the following:

●	In 2026, our Symphony platform and Symphonic Series received four Tech & Learning “Best of Show” awards at the ISTE 2026 conference, spanning the primary and secondary education categories.

●	In 2025, Boxlight was named as one of the World’s Top 250 EdTech companies of 2025 by TIME, in collaboration with Statista.

●	In 2024, TIME, in collaboration with Statista, recognized Boxlight as one of the World’s Top 250 EdTech companies of 2024; three of our solutions were recognized as “Best of 2023” by Tech & Learning, receiving six awards in total; ‘our brands received eight product and innovation awards at ISTELive 2024 (for UNITY, Robo E4 and E4 Pro 3D printers, Xploris, Clevertouch Impact Lux, Clevertouch Impact Max, MimioPro 4, MimioWall, and MimioDS Series); we received multiple awards in the primary and secondary education categories in the Tech & Learning Awards of Excellence: Back to School 2024; and the Clevertouch EDGE interactive display received the Pro AV “Best in Market” Award in the AV technology category.

●	In 2023, our Clevertouch brands received three “Best of Show” awards at the ISE conference (for LYNX Whiteboard, IMPACT Max, and UX Pro 2); Attention!® was named winner of the EdTech Cool Tool Award and Clevershare was a finalist for screen-mirroring software at the EdTech Awards; we received the “Best Technology Solution for Student Safety” at the 5th annual EdTech Breakthrough Awards; we won nine Tech & Learning “Best for Back to School” awards (for MimioWall, MimioDS, MyBot Recruit, IMPACT Lux, and Teacher Action! Mic.); and Clevertouch by Boxlight was named “Signage Technology of the Year” for its CleverLive products.

●	In 2022, we received the “Overall EdTech Company of the Year” award in the EdTech Breakthrough Awards, “Best of Show” for ISTELive 22 from Tech & Learning, multiple awards in Tech & Learning’s Back to School Awards of Excellence, four awards for new products from THE Journal, multiple awards from Tech & Learning for our Mimio, Clevertouch, and FrontRow solutions, and the Campus Technology “New Product of the Year” award for CleverLive digital signage.

Our Company

Boxlight Corporation was incorporated in Nevada on September 18, 2014 for the purpose of acquiring technology companies that sell interactive products into the education market. As of the date of this prospectus, we have four subsidiaries, consisting of Boxlight Inc., a Washington State corporation, Sahara Holdings Limited, an England and Wales corporation (“Sahara”), Boxlight Latinoamerica, S.A. DE C.V. (“BLS”), and Boxlight Latinoamerica Servicios, S.A. DE C.V., (“BLA”). Both BLS and BLA are incorporated in Mexico and are currently inactive. Our Sahara Holdings Limited subsidiary has eight directly and indirectly owned subsidiaries located in the United States, the United Kingdom, the Netherlands, Belgium, Sweden, Finland, and Germany, and our subsidiary Boxlight Inc., in turn, has six directly and indirectly owned subsidiaries located in the United States, Australia, Northern Ireland, Canada, and Denmark.

On December 31, 2021, we acquired FrontRow Calypso LLC, a California company and a leader in classroom and campus communication solutions for the education market.

On March 23, 2021, we acquired Interactive Concepts BV, a company incorporated and registered in Belgium and a distributor of interactive technologies and subsequently renamed to Sahara Presentation Systems (Interactive) Europe BV. The company has been our key distributor in Belgium and Luxembourg.

On September 24, 2020, we acquired Sahara, a leader in distributed AV products and a manufacturer of multi-award-winning touchscreens and digital signage products, including the globally renowned Clevertouch brand. Headquartered in the United Kingdom, Sahara and its subsidiaries have a strong presence in the Europe, Middle East, and Africa (“EMEA”) interactive flat-panel display (IFPD) market selling into education, health, government, military, and corporate sectors.

On April 17, 2020, we acquired MyStemKits Inc. (“MyStemKits”). MyStemKits is in the business of developing, selling, and distributing 3D printable science, technology, engineering and math curriculums incorporating 3D printed project kits for education, and owns the right to manufacture, market and distribute Robo 3D-branded 3D printers and associated hardware for the global education market.

On March 12, 2019, we acquired Modern Robotics Inc. (“MRI”), a company based in Miami, Florida. MRI is engaged in the business of developing, selling and distributing science, technology, engineering and math (STEM), robotics and programming solutions to the global education market.

On August 31, 2018, we purchased EOS, an Arizona limited liability company owned by Daniel and Aleksandra Leis. EOS is in the business of providing technology consulting, training, and professional development services to create sustainable programs that integrate technology with curriculum in K-12 schools and districts.

On June 22, 2018, we acquired Qwizdom, Inc. and its subsidiary Qwizdom UK Limited (together, the “Qwizdom Companies”). The Qwizdom Companies develop software and hardware solutions that are quick to implement and designed to increase participation, provide immediate data feedback, and, most importantly, accelerate and improve comprehension and learning. Qwizdom delivers products in more than 40 languages to customers around the world through a network of partners.

On May 9, 2018, we acquired Cohuborate, Ltd., a United Kingdom corporation based in Lancashire, England. Cohuborate produces, sells, and distributes interactive display panels designed to provide new learning and working experiences through high-quality technologies and solutions through in-room and room-to-room multi-device multi-user collaboration.

On December 20, 2018, Cohuborate Ltd. transferred all of its assets and liabilities to Qwizdom UK Limited and changed its name to Qwizdom UK Limited. On December 20, 2018, Qwizdom UK Limited changed its name to Boxlight Group Ltd. On January 24, 2019, we merged Qwizdom, Inc. with and into Boxlight, Inc.

The businesses previously conducted by Cohuborate Ltd. and Qwizdom UK Limited are now operated by the Boxlight Group Ltd., a wholly owned subsidiary of Boxlight, Inc.

On May 9, 2016, we acquired Genesis Collaboration LLC, a Georgia limited liability company (“Genesis”). Genesis is a value-added reseller of interactive learning technologies, selling into the K-12 education market in Georgia, Alabama, South Carolina, northern Florida, western North Carolina, and eastern Tennessee. Genesis also sells our interactive solutions into the business and government markets in the United States. Effective August 1, 2016, Genesis was merged into our Boxlight Inc. subsidiary.

On April 1, 2016, we acquired Mimio LLC, a Delaware limited liability company (“Mimio”). Mimio designs, produces, and distributes a broad range of Interactive Classroom Technology products primarily targeted at the global K-12 education market. Mimio’s core products include interactive projectors, interactive flat-panel displays, interactive touch projectors, touch boards, and MimioTeach, which can turn any whiteboard interactive within 30 seconds. Mimio’s product line also includes an accessory document camera, a teacher pad for remote control, and an assessment system. Manufacturing is by ODMs and OEMs in Taiwan and Mainland China. Mimio products have been deployed in over 600,000 classrooms and dozens of countries. Mimio’s software is provided in over 30 languages. Effective October 1, 2016, Mimio was merged into our Boxlight Inc. subsidiary.

The organizational structure of our companies as of the date of this prospectus is as follows:

Our Markets

We believe that the global interactive technology education industry is undergoing a significant transition, as primary and secondary school districts, colleges and universities, as well as governments, corporations, and individuals around the world are increasingly recognizing the importance of using technology to more effectively educate, communicate, and collaborate. Across the globe, state governments along with local communities, continue to make sustained investments in education.

The K-12 education sector represents one of the largest industry segments. The U.S. sector is comprised of approximately 15,600 public school districts across 50 states and 132,000 public and private elementary and secondary schools, and worldwide classroom counts of 43 million. In addition to its size, the U.S. and certain EMEA K-12 education markets are highly decentralized and are characterized by complex content adoption processes. We believe this market structure underscores the importance of scale and industry relationships and the need for broad, diverse coverage across states, districts, and schools.

State Standards, a set of shared math and literacy standards benchmarked to international standards, have increased standardization in K-12 education content, we believe significant state standard specific customization still exists, and we believe the need to address customization provides an ongoing need for companies in the sector to maintain relationships with individual state and district policymakers and expertise in state-varying academic standards.

According to a 2025 report by FutureSource Consulting Ltd. (“Futuresource”), the global professional displays market is expected to continue to grow through 2029, driven by demand for LCD-based display technologies, including interactive flat panel displays (“IFPDs”). While the education sector has historically represented the majority of interactive display unit demand and is expected to remain the largest end market, particularly within the K-12 segment, the corporate and government sector continues to represent an important and growing portion of the market. Futuresource reports that the corporate market benefits from a large installed base of meeting and collaboration spaces with relatively low saturation of interactive display technologies. We believe that continued demand across both the education and corporate sectors, together with the highly fragmented nature of the interactive display market, provides the Company with opportunities to increase its market presence and pursue additional market share.

Our Opportunity

Globally it is widely acknowledged that long-term economic growth is closely correlated to investment in education and educational technology, thus sustaining long-term growth in the market, even during periods of economic downturn. We believe ongoing demand for technology-enabled instruction, digital content delivery, assessment tools, and classroom communication solutions supports favorable long-term market opportunities, although spending levels may vary by region, funding cycle, and macro-economic conditions. Further details of our solution and favorable macro-economic analysis are set forth below:

Growth in the K-12 Education Technology Market

Significant resources continue to be directed toward primary and secondary education, including technology-enabled teaching, learning, and administrative solutions. According to a March 2026 “Market Growth Reports” study, the global K-12 education technology market was estimated at approximately $44.3 billion in 2026 and is projected to continue expanding through 2035. The report also notes that North America remains a leading market, reflecting relatively high levels of classroom technology adoption and widespread use of digital learning platforms.

HolonIQ reported in the “Global EdTech Venture Capital Report” that there has been approximately $32 billion in venture capital investment in the education/technology sector in the last decade (approximately 33% within the US) and predicts nearly triple that investment through 2030. Further, the report estimates that the global “expenditure on education and training from governments, parents, individuals and corporates continues to grow to historic levels and is expected to reach USD $10 trillion by 2030.”

Increasing Focus on Accountability and the Quality of Student Education

U.S. K-12 education has come under significant political scrutiny in recent years, with findings that American students rank far behind other global leaders in international tests of literacy, math, and science, with the resulting conclusion that the current state of U.S. education severely impairs the United States’ economic, military, and diplomatic security as well as broader components of America’s global leadership. We believe this scrutiny will cause there to be increased investment in the education sector.

Trends in Tech-Savvy Education

While industries from manufacturing to health care have adopted technology to improve their results, according to Stanford Business School in its Trends in Tech-Savvy Education, the education field remains heavily reliant on “chalk and talk” instruction conducted in traditional settings; however, that is changing as schools and colleges adopt virtual classrooms, data analysis, online games, highly customized coursework, and other cutting-edge tools to help students learn.

New Technologies

The delivery of digital education content is also driving a substantial shift in the education market. In addition to interactive flat-panels, emerging technologies such as artificial intelligence and immersive learning tools are being adapted for educational uses on the Internet, mobile devices, and through cloud-computing, which permits the sharing of digital files and programs among multiple computers or other devices at the same time through a virtual network. “Market Growth Reports” notes growing adoption of cloud-based platforms to support remote and hybrid learning environments, as well as increasing use of AI-powered systems and virtual or augmented reality tools in certain classroom settings. We intend to be a leader in the development and implementation of these additional technologies to create effective digital learning environments.

Growth in the E-learning Market

According to the “Market Growth Reports”, the K-12 Education Technology Spend Market is estimated to be $44.3 billion in 2026 and is projected to reach $325.1 billion by 2035, representing a compound annual growth rate of 24.5% over the forecast period.

Further, the need for skill development, cost efficiency, technological innovations, corporate investment, and employee retention fuels the rising demand for e-learning training. While the growth prospects of the e-learning market remain stable, the rise of efficient sub-segments is changing the learning and training landscape gradually.

Vendors are also focusing on offering choices on the course content at competitive prices to gain market share in the global e-learning space. The exponential growth in the number of smartphone users and internet connectivity across emerging markets is driving the e-learning market in these regions. The introduction of cloud-based learning and Augmented/Virtual reality mobile-based learning is likely to revolutionize the e-learning market during the forecast period.

Major vendors are introducing technology-enabled tools that can facilitate user engagement, motivate learners, and help in collaborations, thereby increasing the market share and attracting new consumers to the market. The growing popularity of blended learning that enhances the efficiency of learners will drive the growth of the e-learning market.

Our Portfolio of Products

We currently offer products within the following categories:

●	Front-of-Class Display (Clevertouch brand)

●	Digital Signage Displays (Clevertouch brand)

●	Symphony Classroom Audio and IP-based school-wide communication systems for bells, paging, intercom, emergency notifications, and visual and audio alerting.

●	STEM

●	Educational Software, Lesson Library, AI Lesson Creation (LYNX Whiteboard, MyClass Student Engagement Platform)

●	Peripherals and Accessories

●	Professional Development

The Boxlight portfolio of solutions is designed to create dynamic teaching, learning, and presentation experiences. When integrated, our innovative solutions provide an opportunity for a holistic approach to in-person or virtual learning experiences, meetings, and professional learning, campus-wide communications, emergency alerts, or any situation where presentation, interaction, or engagement occurs. In January 2026, we launched Boxlight Symphony™, an IP-based, campus-wide communication platform that integrates classroom audio with school-wide systems for bells, paging, intercom, and visual and audible emergency alerting. The launch expands the FrontRow voice-lift product portfolio beyond classroom audio to address broader campus and district communication needs.

Front-of-Class Display Category

Boxlight offers a choice of Interactive Flat-Panel Displays (IFPD), Interactive Whiteboards (IWB), and Non-Interactive Flat-Panel Displays. Each comes with licensed copies of our software, access to prepared content and includes Professional Development online training modules. These present upsell opportunities for our software and Professional Development, both online and in-person.

Clevertouch Pro Series 3 – Affordable Instructional Interactive Display Series

The Clevertouch Pro Series 3 is an EDLA-certified interactive touchscreen display designed to deliver powerful collaboration, seamless connectivity, and exceptional value for K-12 classrooms and meeting spaces. Featuring true 4K UHD resolution, ultra-responsive 50-point touch technology, integrated Google Play and Microsoft 365 access, advanced digital whiteboarding, wireless screen sharing, and centralized device management, the Pro Series 3 makes teaching, presenting, and collaboration effortless. With integrated NFC login, Wi-Fi 6E, room-filling audio from dual 25W speakers and a 20W subwoofer, plus up to 20% greater energy efficiency than previous generations, it provides an intuitive, secure, and sustainable interactive experience. Available in 65”, 75”, 86”, and 98” sizes, the Pro Series 3 combines enterprise-grade performance with education-focused tools, including Google Classroom integration and free Google-certified professional development, making it an ideal solution for modern learning and work environments.

Clevertouch Lux - Empowering the Connected Classroom

The Clevertouch Lux is a cutting-edge UHD HDR touchscreen display designed to enhance learning environments. Featuring advanced functionality and intuitive capabilities, the Clevertouch Lux delivers an interactive experience that promotes collaboration, engagement, and effective learning. Available in sizes 65”, 75”, and 86”, the Lux model supports up to 40 touch points, enabling seamless interaction among multiple users simultaneously. Its digital passive pen and eraser offer natural writing and erasing capabilities, while its high precision IR touch frame technology ensures optimal responsiveness for both writing and gesture control. A key strength of the Clevertouch Lux is its user-friendly design, which integrates seamlessly with Windows Ink-compliant applications, such as Office 365, enabling users to draw and annotate without navigating through software menus. The Lux also features a custom Android 13 based operating system, optimized for a large touchscreen interface, making it easy for educators to access and manage tools and resources.

Clevertouch Edge - Revolutionizing Collaboration in Conference Rooms and Meeting Spaces

The Clevertouch Edge is a cutting-edge interactive display specifically designed for conference rooms and meeting spaces, providing enhanced collaboration and productivity in professional environments. Featuring a sleek design and powerful capabilities, the Clevertouch Edge offers seamless integration with existing conference systems, thereby enhancing every meeting, presentation, and brainstorming session. Equipped with a built-in 4K camera featuring advanced tracking capabilities, the Clevertouch Edge ensures clear visibility of each speaker maintaining focus on the appropriate individual during virtual meetings. This intelligent tracking technology dynamically adjusts as participants move, enhancing the natural flow of virtual interactions and fostering a more engaging experience. Whether used for presentations or discussions, the camera delivers a professional, high-quality experience for all participants.

Featuring In Glass technology, the Clevertouch Edge delivers exceptional responsiveness, providing users with a seamless, interactive experience ideal for collaborative meetings. The intuitive touch interface is enhanced by hotkeys etched directly into the glass, enabling faster navigation without the need for an external control device. These tactile shortcuts offer immediate access to key functions, improving the flow of meetings and allowing users to remain focused without interruption.

The Clevertouch Edge offers versatility with multiple connectivity options to meet various needs. It can be paired with OPS PCs, enabling users to extend the functionality of the display through the added processing power of a dedicated PC. Additionally, the Clevertouch Edge integrates effortlessly with existing conference room systems, ensuring seamless interoperability with video conferencing tools, room control systems, and specialized hardware. This integration simplifies the meeting experience for both IT staff and end-users, ensuring smooth operation across all platforms.

Clevershare

Clevershare allows users to share content with any device from either the dongle and the USB-C connection or the Clevershare app. Up to 50 devices can connect with the Clevertouch screen and share content - images, video, and audio with touch-back for two-way control. The presenter has full control over what is shared and can show up to four device screens simultaneously, increasing collaboration and participation within every session.

Unplug’d

Unplug’d® enables users to share their screen and connect from any device via the Unplug’d app. The platform supports up to 50 devices connecting to a “Boxlight/Mimio/Clevertouch” screen and share content - images, video, and audio with touch-back for two-way control. Users can not only share their screen to the display but can also mirror the display to student devices. The presenter has full control over what is shared and can show up to 16 device screens simultaneously, increasing collaboration and participation within every session. For those in environments that do not support app installation, Unplug’d supports screen sharing and mirroring via a browser to allow connectivity for all users.

CleverLive Digital Signage

CleverLive is a unique cloud-based cloud management platform (or CMP) for managing all Clevertouch device endpoints, designed to customize the user interface based on device functionality. CleverLive combines simplicity of use with feature rich functionality. The platform comes standard with 200+ editable templates, enabling a mix of multimedia content. Features include built-in presentation creation tools for designing bespoke layouts, wayfinding screens and touch interfaces, scheduling, grouping, instant emergency messaging, and QR code creation and display for an audience interactive experience. Rounding off the unique features is the built-in Cleverstore from which users can download apps for their touch screens.

Clevertouch CL Series Non-Interactive Commercial Displays

The Clevertouch CL Series Commercial Displays are versatile all-in-one professional displays designed for both digital signage and meeting room collaboration, giving organizations a single platform for communication, presentations, and content management. Featuring stunning 4K UHD resolution, slim-bezel designs, built-in CleverLive digital signage, wireless CleverShare screen sharing, and support for both landscape and portrait orientations, the CL Series enables businesses, schools, and public spaces to easily manage dynamic content, real-time alerts, wayfinding, and meeting presentations without requiring additional media players. Available in sizes from 43” to 98”, the latest CL Pro models offer Android-powered performance, Wi-Fi connectivity, multi-zone content layouts, QR code interactivity, remote device management, and reliable 24/7 operation, making them an ideal solution for lobbies, conference rooms, campuses, retail environments, and corporate communications.

Clevertouch Live Rooms

Live Rooms is a room booking solution that simplifies the meeting room booking process. Live Rooms features a 10” tablet that is manufactured with integrated room booking and digital signage software to deliver a powerful product to a busy marketplace. The tablet features red and green LED side lighting for instant availability recognition and is capable of at-the-source and calendar (O365 and ME) room booking with instant updates, to prevent booking overlaps. With analytics that identify users, rooms booked, frequencies, and more, Live Rooms offers a smart room booking solution that, when not in use, can also serve as digital signage and provide instant messages for emergency alerts.

Cleverhub - Empowering Educational Spaces with Seamless Upgrades

The Cleverhub is a standalone device designed to offer educational institutions an easy and effective way to upgrade their existing legacy systems. With schools, universities, and classrooms increasingly relying on modern technology for interactive learning, Cleverhub provides a simple solution to enhance collaboration without the need for a full infrastructure overhaul.

The Cleverhub transforms your educational environment by bridging the gap between old and new technologies. This easy-to-install device brings powerful tools to your existing setup, helping educators and students collaborate more efficiently, engage in virtual learning, and share content seamlessly. With Cleverhub, educational institutions can quickly transition to the later versions of our software and tools, ensuring that both teachers and students benefit from a modern learning experience.

Designed with simplicity in mind, the Cleverhub works effortlessly with legacy equipment to introduce new capabilities like interactive content sharing and more. It’s the perfect solution for schools looking to modernize their teaching spaces without the hefty cost of replacing all their equipment.

Clevertouch PICO MK5

PICO MK 5 is a mid-range media player with 24/7 playout capability, WIFI connectivity, and is designed for multimedia-zoned presentations with text, images, videos, posters, RSS Feeds, social media content, and audio. The PICO MK 5 is designed to be a companion to CleverLive Digital Signage software, offering the expansion of signage on 3rd party display products.

CleverWall

CleverWall is an all-in-one intelligent display solution for enriched interaction in large spaces, lecture halls, meeting rooms, and more. This videowall solution is available in nine sizes - 120”, 138”, 150”, 165”, 180”, 199”, 220”, 249”, and 299”, the latter three being ultra-wide options or larger spaces like lecture halls. The large displays with in-built audio system and 178-degree viewing angle create an immersive user experience that is unmatched. Its plug-and-play design - one button on/off and smart remote control - make this LED solution user-friendly. Standard features include built-in Android technology, real-time wireless screen-sharing from up to four devices simultaneously, synchronized annotating from multiple devices, and syncing with CleverLive accounts for messaging (instant and scheduled) to all displays for campus or location-wide communication.

Lux Mini

Lux Mini is an accessory designed to extend functionality and provide access to the latest Clevertouch software features for certain interactive display products. The device is intended to support updates to user interface and operating system capabilities for installed displays, enabling continued use of newer software features without full display replacement.

CL Totem

The CL Totem is a freestanding digital signage display designed for deployment in common areas and high-traffic environments within school campuses and other facilities. The display supports visual communications applications such as announcements, wayfinding, and informational messaging, and is intended to extend our digital signage offerings beyond classroom-based installations to broader campus use cases.

Classroom Audio and School-wide Communication Category

Juno

Juno® is the towering standard of sound quality that reinforces a teacher’s voice so that every student gets a FrontRow seat. Juno sets up in minutes - and yet evenly fills the classroom with the kind of exciting, multi-layered stereo sound typical of larger installed systems. Juno is superior to other products in the classroom audio category, offering premium features such as feedback suppression, digital EQ, Bluetooth, and teacher voice priority. Juno is also uniquely expandable, with the ability to add modules for additional microphones, speakers, analog page override, and Conductor compatibility for networked campus communication.

EzRoom

EzRoom™ is an integrated AV solution designed for larger capital projects such as technology retrofits or new school construction. A highly customizable solution, EzRoom offers wall and ceiling mountable enclosures with pre-installed options customized for a school’s needs, simplifying the installation process for AV integrators (resellers). EzRoom is an “everything but the display” solution, providing sound reinforcement, microphones, speakers, AV control devices, AV wall plates, and networked cameras. The depth and breadth of the solution necessitate a service layer of pre-sale and post-sale support for the channel, supplied by FrontRow architectural/engineering consultant liaisons, providing design support, and the FrontRow Technical Services Group, offering system commissioning and customization. EzRoom can use FrontRow’s SmartIR transmission technology or take advantage of FrontRow’s latest wireless voice technology - ELEVATE - that boasts the benefits of digital RF (Radio Frequency) microphone systems, combined with flexible programmability and ease-of-use features found nowhere else. The ELEVATE teacher microphone can be used as a wearable alert device, notifying administrators of urgent situations in the classroom.

UNITY

UNITY™ is an advanced campus communication and classroom audio solution designed to enhance school safety, improve communication, and create an optimal learning environment. Tailored for seamless integration, UNITY combines classroom audio with campus-wide communication features, offering a scalable solution for both single classrooms and entire school districts. An audio hub in the classroom that can be mounted almost anywhere, UNITY delivers crystal-clear sound reinforcement through microphones, speakers, and audio distribution technology, while also enabling instant communication via paging, intercom, and emergency alerts.

UNITY’s integration with Conductor™ campus communication software allows administrators to manage bells, announcements, and alerts from any device, streamlining campus operations. This system also supports FrontRow’s ELEVATE digital RF wireless microphone technologies, ensuring exceptional audio clarity and reliability. Additionally, the ELEVATE teacher microphone doubles as a wearable alert device, enabling staff to discreetly signal emergencies and enhance school safety. UNITY is the only solution in the classroom audio market to support an in-field upgradable control faceplate with vertical and horizontal orientations, support for remote POE++ power, built-in Bluetooth, customizable mic Action buttons, and a unique ClassLight for visual alert signaling.

Lyrik

The Lyrik™ amplification solution is a small yet portable system for instruction and audio media to be heard anywhere, from the classroom to the bus line, or even online. The tower has an integrated rechargeable battery and can be connected to a computer or other auxiliary audio source either directly using cables or wirelessly using Bluetooth®. Weighing less than 10 pounds, Lyrik is designed to be taken anywhere voice reinforcement is needed whether on campus or off.

Conductor

The Conductor™ School Communication System is an IP-based, campus-wide communication and control solution that allows administrators to manage their day-to-day operations with Bells, Paging, Intercom, and Alerts. Built on a client-server architecture that utilizes a school’s existing network, Conductor streams digital audio directly to FrontRow EzRoom and Juno Connect equipped classrooms, and interfaces with legacy analog paging systems for common areas to provide comprehensive audio coverage for announcements and alerts. The recently introduced Attention! feature integrates the CleverLive digital signage service with Conductor to synchronize audio with visual alerts to Clevertouch and Mimio interactive panels to maximize the impact of school-wide or zone-specified communications.

FrontRow Live

The FrontRow Live™ is a web-based software service that provides real-time speech-to-text captioning and language translation for classroom instruction. Designed to operate without the need for additional classroom hardware, FrontRow Live converts spoken instruction into live captions and translated text, which may be accessed on compatible devices. The service is intended to support accessibility requirements, multilingual learning environments, and inclusive instruction, and may be deployed independently or in conjunction with our classroom audio systems.

FrontRow Symphony

FrontRow Symphony™ is an IP-based, campus-wide communication and control platform designed to centralize bell scheduling, paging, intercom, classroom audio, and emergency alerting within a single system. Built to operate over a school or district’s existing network infrastructure, FrontRow Symphony enables administrators to manage communications through a browser-based interface that provides centralized configuration, monitoring, and control. The platform is intended to support district-wide standardization of communications, operational efficiency, and campus safety through unified system management.

STEM Category

Through the acquisitions of Modern Robotics, Robo3D, and MyStemKits, Boxlight has added to its portfolio a growing category of STEM; “MimioStem” (science, technology, engineering, and math) products.

Robo3D

Robo E4 is a smart, safe, and simple 3D printer that come with access to over 300+ lessons of 3D printable STEM curriculum, replacement materials, and accessories.

MyStemKits

MyStemKits offers hundreds of standards-driven lesson plans, activities, assessments, and design challenges for grades K-12 math and science teachers. High-quality lesson plans are developed and studied by The Florida Center for Research in Science. Technology, Engineering, and Mathematics (FCR-STEM), which is part of one of the nation’s oldest and most productive university-based education research organizations.

MimioView document camera

Boxlight’s MimioView 350U is a 4K document camera that is integrated with MimioStudio software to make the combination easy to use with a single cable connection that carries power, video, and control. MimioView 350U is fully integrated into our MimioStudio software solution and is controlled through MimioStudio’s applications menu. With two clicks, the teacher or user can turn on, auto-focus, and illuminate the included LED lights for smooth high-definition images.

Educational Software Category

The Boxlight suite of software and applications is a combination of titles from acquisitions of Mimio, Qwizdom, and Sahara (Clevertouch) - leading brands in the Interactive Display and Formative Assessment Software Categories, and since then capabilities have been built upon that IP. The premise of our software is to provide the “glue” that integrates the hardware to provide a Connected Classroom; help educators inform their decisions in the classroom, through more systematic data about their students’ performance and behaviors; make learning more engaging, interactive, accessible, and innovative; and support teachers in becoming more efficient in planning, preparation, reporting and analysis, and effective in instruction and assessment.

MyClass Student Engagement Platform

MyClass is an online student engagement platform that combines innovative lesson building and instructional tools to create an active learning environment. Teachers can create interactive content and assessments from scratch, import existing lessons and content, or draw from 10,000+ premade digital lessons in the lesson library. Built-in tools for collaboration, instant polling, ad-hoc assessment, allowing teaching and engagement to become more impactful.

LYNX

LYNX Whiteboard is a free-to-use lesson building solution, enabling student collaboration and allowing teachers to bring vibrancy to their lessons with a built-in media search. In addition, LYNX Whiteboard provides searchable images, GIFs, and videos, allowing users to drag content into whiteboard presentations, all in a safe search enabled environment. With the Lynx AI lesson builder, instructors can quickly and easily create lessons and content. With teacher favorites, such as Rainbow Pen and Spotlight included, as well as interactive learning tools, LYNX Whiteboard is packed with features to make lessons flow seamlessly.

Peripherals and Accessories

We offer a line of peripherals and accessories, mobile carts, installation accessories, and adjustable wall-mount accessories that complement our entire line of interactive LED flat-panels and audio solutions.

LessonCam Instructional Camera

The FrontRow LessonCam is a high-definition Pan, Tilt, Zoom (PTZ) instructional camera with 12x optical zoom, enabling dynamic and engaging remote-only, hybrid, or asynchronous learning. LessonCam integrates with the FrontRow EzRoom and Juno classroom audio systems with popular video conferencing solutions such as Microsoft Teams, Microsoft Skype, Zoom, Google Meet, and Cisco Webex. LessonCam is a stand-out educational tool for teachers who want to engage with students wherever they are learning.

Clever Peripherals

Our ever-growing suite of Clevertouch products includes a variety of Clever Peripherals such as OPS PC modules, which is a Windows i5 and i7 modular PC, and our sensor module which plugs into the Clevertouch screens and measures temperature, humidity, CO2, and air quality, as well as an NFC.RFID sensor for logging into screens. In addition, we also offer our Clever Connect device that allows users to mirror directly to the screen. These and other Clever Peripherals continue to enhance the user experience of our Clevertouch displays.

Boxlight-EOS Professional Development

Boxlight strives to provide the best tools to help teachers improve student outcomes. Through our subsidiary, EOS Education, we can extend our commitment to schools and districts by providing a rich portfolio of classroom training, professional development, and educator certification. EOS Education provides engaging and differentiated professional development for teachers to ensure that every student benefits from the technology tools available in their classrooms and schools. Programs can be customized, building comfort, confidence, and competence using the specific hardware and software platforms available to each teacher.

EOS Education’s unique professional learning experiences are:

●	Teacher-centric - We help teachers use the technology they have access to for their specific instructional purposes - we go beyond just point and click.

●	Hands-on - Teachers have an opportunity to practice new technical skills during sessions.

●	Differentiated - Adjusted to current skills, knowledge, and teachers’ in-classroom practices.

●	Job-embedded - Grounded in day-to-day teaching to be relevant, engaging, and practical to implement.

●	Student context - Introducing technology tools to students and how to engage them with purpose.

Integration Strategy

We are in the process of centralizing our business management for all acquisitions through an enterprise resource planning (“ERP”) system which offers streamlined subsidiary integration utilizing a multi-currency platform. We have strengthened and refined the process to drive front-line sales forecasting to factory production. Through the ERP system, we have synchronized five separate accounting and customer relationship management systems through a cloud-based interface to improve inter-company information sharing and allow the management of the Company to have immediate access to snapshots of the performance of each of our subsidiaries in a common currency. As we grow, organically or through acquisition, we plan to quickly integrate each subsidiary or division into the Company to allow for clearer and earlier visibility of performance to enable timely and effective business decisions.

Logistics (Suppliers)

Logistics is currently provided in the US by our Duluth, Georgia and Petaluma, California facilities and internationally by the Sahara team in London. Together these teams manage multiple third-party logistics partners throughout the world (3PL’s). These 3PL partners allow Boxlight to provide affordable freight routes and shorter delivery times to our customers by providing on-hand inventory in localized markets. Contract manufacturing for Boxlight products is through original design manufacturer (ODM) and original equipment manufacturer (OEM) partners according to Boxlight’s specific engineering requirements and utilizing IP developed and owned by Boxlight. Boxlight’s factories for ODM and OEM are located in the United States, Taiwan, China, Germany, and Turkey.

Technical Support and Service

The Company currently has its core technical support and service centers located near Atlanta, Georgia, Petaluma, California, and London, England. Additionally, the Company’s technical support division is responsible for the repair and management of customer service cases, resulting in more than 60% of the Company’s customer service calls ending in immediate closure of the applicable service cases. We accomplish this as a result of the familiarity between our products and having specialized customer service technicians hired internally and with key partners in certain international markets.

Sales and Marketing

As of June 30, 2026, our sales and marketing force consisted of 37 account managers in EMEA including a sales director, 22 personnel in the U.S. including one Vice President of Sales, one Vice President of Sales Infrastructure, four regional Vice President of Sales, and five Territory Sales Managers, four sales heads based in Canada and two in Australia. Our marketing team as of June 30, 2026 consisted of a manager of marketing in EMEA, a marketing director, a marketing specialist, and a graphic designer in the U.S., and a marketing coordinator in Canada. Our sales force and marketing teams primarily drive sales of all Boxlight products (including our Mimio, Clevertouch, FrontRow and EOS brands) throughout North, Central and South America, Europe, the Middle East, and Asia. In addition, we go to market through an indirect channel distribution model and utilize traditional value-added resellers and support them with training to become knowledgeable about the products we sell. We currently have approximately 1,000 resellers worldwide.

We believe we offer the most comprehensive integrated product portfolio in today’s education technology industry, along with best-in-class service and technical support. Our award-winning, interactive classroom technology and easy-to-use line of classroom hardware and software solutions provide schools and districts with the most complete line of innovative, progressive, integrated classroom technologies available worldwide.

We are also developing our Corporate, Higher Education, and Government solutions and will have separate sales teams in both the U.S. and in other countries focused on these areas. Our expectation is that over time, opportunities in these areas will expand to be as large or potentially larger than our K-12 Education business.

Competition

The interactive education industry is highly competitive and characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of interactive flat-panels and interactive whiteboards. Interactive displays, since the time they were first introduced, have evolved from a high-cost technology that involves multiple components requiring professional installers to a one-piece technology that is available at increasingly reduced-price points and affords simple installations. With lowered technology entry barriers, we face heated competition from other interactive display developers, manufacturers, and distributors. We compete with other developers, manufacturers, and distributors of interactive displays and personal computer technologies, tablets, television screens, and smart phones, such as SMART Technologies, Promethean, ViewSonic, Newline, and ClearTouch.

Even with these competitors, the market presents new opportunities in responding to demands to replace outdated and failing interactive displays with more affordable and simpler interactive displays. Our ability to integrate our technologies and remain innovative and develop new technologies desired by our current and potential new contract manufacturing customers will determine our ability to grow our contract manufacturing divisions. In addition, we have begun to see expansion in the market for sales of complementary products that work in conjunction with the interactive technology, including software, audio solutions, communication solutions, data capture, and tablets.

Employees

As of June 30, 2026, we had the following distribution of employees:

Operations	60
Sales & Marketing	70
Administration	19
Total	149

The majority of our employees are full-time employees. None of our employees is represented by labor organizations. We consider our relationship with our employees to be excellent. A majority of our employees have entered into non-disclosure and non-competition agreements with us or our operating subsidiaries.

Credit Agreement

In December 2021, the Company and substantially all of its direct and indirect subsidiaries (the “Loan Parties”) entered into a term loan credit facility, dated December 31, 2021 (the “Credit Agreement”), with Whitehawk Finance LLC, as lender (the “Lender”), and White Hawk Capital Partners, LP, as collateral agent (“Whitehawk” or the “Collateral Agent”). Under the Credit Agreement, the Company received an initial term loan of $58.5 million and a subsequent delayed draw facility of up to $10 million (collectively, the “Term Loans”). The Term Loans are secured by substantially all of the assets of the Company. Portions of the Term Loans were subject to repayment in February 2022, and quarterly principal payments of $625,000 and interest payments commenced on March 31, 2022, with the remaining balance originally scheduled to mature on December 31, 2025.

In conjunction with its receipt of the Initial Loan, the Company issued to the Lender (i) 2,201 shares of Class A common stock (the “Shares”), which Shares were registered pursuant to our existing shelf registration statement and were delivered to the Lender in January 2022, (ii) a warrant to purchase 8,514 shares of Class A common stock (subject to increase to the extent of 3% of any Series B and Series C convertible preferred stock converted into Class A common stock), exercisable at $480.00 per share (the “Warrant”), which Warrant may be subject to repricing on March 31, 2022 based on the arithmetic volume weighted average prices for the 30 trading days prior to March 31, 2022, in the event our stock is then trading below $480.00 per share, (iii) a 3% fee of $1,800,000 and (iv) a $500,000 original issue discount. In addition, the Company agreed to register for resale the shares issuable upon exercise of the Warrant. The Company also incurred agency fees, legal fees, and other costs in connection with the execution of the Credit Agreement. Based on the arithmetic volume weighted average prices of the Company’s Class A common stock for the 30 trading days prior to March 31, 2022, the exercise price of the Warrant was reduced to $285.60 per share and the shares increased to 14,309. On July 22, 2022, the Company entered into a Securities Purchase Agreement with an accredited institutional investor. According to the terms of the Credit Agreement, this purchase agreement triggered a reduction of the exercise price of the Warrants. The Warrants were repriced to $264.00, and shares increased to 15,480.

In April 2022, the Company entered into a First Amendment to the Credit Agreement with the Collateral Agent and Lender (the “First Amendment”), pursuant to which the Collateral Agent and Lender agreed to extend the terms of repayment of $8.5 million originally due in February 2022 until February 2023. The First Amendment also included forbearance on certain over-advances to allow the Company to come into compliance with the borrowing base requirements set forth in the Credit Agreement. In addition, the Collateral Agent and Lender agreed to (i) reduce, through September 2022, the minimum cash reserve requirement for the Loan Parties, (ii) reduce the interest rate by 50 basis points (to LIBOR plus 9.75%) after delivery of the Loan Parties’ September 30, 2023 financial statements, subject to the Loan Parties maintaining a 1.75 EBITDA coverage ratio, and (iii) waive all prior events of default under the Credit Agreement. The parties also agreed that no prepayment premiums would be payable with respect to the first $5.0 million paid under the Term Loan, any payments made in relation to the $8.5 million due on or before February 2023, any required amortization payments under the Credit Agreement and any mandatory prepayments by way of excess cash flow or casualty events.

In June 2022, the Loan Parties entered into a second amendment to the Credit Agreement with the Collateral Agent and Lender (the “Second Amendment”). Under the Second Amendment, the Lender funded a $2.5 million delayed draw term loan and adjusted certain terms of the Credit Agreement, including the Applicable Margin (as defined in the Second Amendment) to 13.25% for LIBOR Rate Loans and 12.25% for Reference Rate Loans, increasing the definition of change of control from 33% voting power to 40% voting power, requiring the Company to engage a financial advisor, and allowing additional time, until July 2022, for the Company to come into compliance with certain borrowing base requirements set forth in the Second Amendment, among other adjustments.

In April 2023, the Company entered into a third amendment to the Credit Agreement with the Collateral Agent and the Lender (the “Third Amendment”). Under the Third Amendment, the Lender funded an additional $3.0 million delayed draw term loan, which was required to be repaid on or prior to September 29, 2023, and adjusted certain terms of the Credit Agreement, including the test period end dates and corresponding Senior Leverage Ratios (as defined in the Credit Amendment) and the minimum liquidity requirements that the Company must maintain compliance with pertaining to certain Borrowing Base Requirements (as defined in the Credit Agreement), among other adjustments. Following this additional draw, no further delayed draws remained under the Credit Agreement. In July 2023, the Company repaid the $3.0 million delayed draw term loan with no prepayment penalties or premiums.

In June 2023, the Company entered into a fourth amendment to the Credit Agreement with the Collateral Agent and the Lender (the “Fourth Amendment”) to replace LIBOR-based rates with a SOFR-based rate. Following the Fourth Amendment, the Company’s interest rate is calculated as the Daily Simple SOFR, subject to a floor of 1%, plus the SOFR Term Adjustment and Applicable Margin, each as defined in the Credit Agreement, as amended. The Fourth Amendment made no other changes to the Credit Agreement.

On March 14, 2024, the Company entered into a fifth amendment to the Credit Agreement with the Collateral Agent and Lender (the “Fifth Amendment”) to (i) amend and restate the Senior Leverage Ratio and Minimum Liquidity (each as defined in the Fifth Amendment), and (ii) waive any event of default that may have arisen directly as a result of the Company’s Financial Covenant Default (as defined in the Fifth Amendment) at December 31, 2023. Under the Fifth Amendment, the Senior Leverage Ratio requirement at March 31, 2024 was amended from 2.00 to 6.00, at June 30, 2024 remained at 2.00 and thereafter remained at 1.75. The Fifth Amendment also added additional financial reporting obligations and additional guarantors under the Credit Agreement.

On April 19, 2024, the Company entered into a sixth amendment to the Credit Agreement with the Collateral Agent and Lender (the “Sixth Amendment”). The Sixth Amendment provided the Company with an additional $2 million working capital bridge loan in April 2024, and an additional $3 million working capital bridge loan in June 2024, of which $2 million was advanced to the Company. The Company was required to pay a fee equal to 6% of the aggregate amount of borrowings under the Sixth Amendment (i.e. $4.0 million). Both working capital bridge loans, including the related fee, were paid in full by November 2024 and were not subject to prepayment penalties.

On August 12, 2024, the Company entered into a seventh amendment to the Credit Agreement with the Collateral Agent and Lender (the “Seventh Amendment”) to (i) reduce the intellectual property sublimit under the borrowing base from $15.0 million to $11.2 million, and (ii) waive the event of default that may have arisen directly as a result of the Financial Covenant Default (as defined in the Seventh Amendment) at June 30, 2024.

On November 14, 2024, the Company obtained a waiver for the Credit Agreement from the Collateral Agent and Lender (the “November 2024 Waiver”) to waive any events of default that may have arisen directly as a result of (i) the Financial Covenant Default (as defined in the November 2024 Waiver) at September 30, 2024 and (ii) the Borrowing Base Default (as defined in the November 2024 Waiver) for the month ended October 31, 2024. In conjunction with obtaining the waiver, the Company paid down approximately $1.1 million under the Credit Agreement, inclusive of $60 thousand of prepayment penalties.

On March 24, 2025, the Company entered into an eighth amendment to the Credit Agreement with the Collateral Agent and Lender (the “Eighth Amendment”) to (i) provide the Company with an additional $2.5 million working capital bridge loan and (ii) waive any events of default that may have arisen as a result of the Company’s failure to (A) maintain the required ratio of indebtedness to adjusted EBITDA (defined more specifically as the “Senior Leverage Ratio” in the Credit Agreement) for the periods ended December 31, 2024 and March 31, 2025 and (B) maintain a value of specified assets in excess of certain borrowings (defined more specifically as a “Borrowing Base” in the Credit Agreement) for the months ended December 31, 2024, January 31, 2025 and February 28, 2025. In addition, no payments were required to be made by the Company to pay down the borrowing base defaults for December 2024, January 2025, and February 2025. The Company is required to pay a fee equal to 6% of the working capital bridge loan under the Eighth Amendment. The bridge loan, including the related fee, is due and payable in full on August 31, 2025, and is not subject to prepayment penalties.

On August 13, 2025, the Company entered into a forbearance agreement and ninth amendment and waiver to the Credit Agreement with the Collateral Agent and Lender (the “Ninth Amendment”) to waive any events of default that may have arisen directly as a result of (1) the Financial Covenant Event of Default (as defined in the Ninth Amendment) for the period ended June 30, 2025, (2) the Borrowing Base defaults described in the Ninth Amendment for the months ended April 30, 2024, May 31, 2025, June 30, 2025, and July 31, 2025, and (3) the failure to comply with the Recapitalization Requirement. Pursuant to the Ninth Amendment, the Company agreed to increase its quarterly principal payment due on September 30, 2025 from the scheduled $0.7 million to $1.0 million and to change interest payments from being due quarterly to being due monthly beginning in August 2025.

On December 2, 2025, the Company entered into the tenth amendment to Credit Agreement with the Collateral Agent and Lender (the “Tenth Amendment”), which did not modify the maturity date. The amendment (i) waived failure to maintain the required Senior Leverage Ratio of 1.75:1.00 for the period ended September 30, 2025, and borrowing base non-compliance for the months ending July 31 through November 30, 2025, (ii) waived the application of default interest through December 31, 2025, subject to compliance with the amendment terms, (iii) required a voluntary prepayment of not less than $3.0 million without any prepayment premium, (iv) modified certain interest rate terms, (v) reduced the borrowing base allowance for intellectual property and (vi) required that net cash proceeds from equity issuances be applied to prepay outstanding indebtedness in accordance with the Credit Agreement.

On December 18, 2025, the Company entered into the eleventh amendment to Credit Agreement with the Collateral Agent and Lender (the “Eleventh Amendment”) that (i) extended the maturity date of the loans from December 31, 2025 to April 1, 2027, (ii) suspended scheduled amortization payments through June 30, 2026, (iii) removed the Senior Leverage Ratio covenant and replaced it with a Minimum Consolidated Adjusted EBITDA covenant beginning with the period ended March 31, 2026, (iv) imposed minimum liquidity requirements, (v) modified mandatory prepayment provisions related to equity issuances and certain permitted indebtedness, (vi) added governance-related covenants and (vii) permitted limited borrowing base over-advances subject to monthly limits.

Although, as of the date of this prospectus, we have been successful in obtaining a waiver from the Lender regarding the above-mentioned financial covenant default, there can be no assurance that the Lender will not declare an event of default and acceleration of all of our obligations under the Credit Agreement in the event we are unable to get into full compliance with these covenants in the future. See “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2025, incorporated by reference herein, including “We have not complied with certain covenants, minimum liquidity and borrowing base requirements under the Credit Agreement and this could cause us to be unable to continue to operate as a going concern.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Michael Pope, our Executive Chairman, is the Chief Executive Officer of J.J. Astor & Co., a Utah corporation (“J.J. Astor”), and J.J. Astor is beneficially owned, directly or indirectly, by a private investment fund affiliated with Mr. Pope. Accordingly, each of the transactions between the Company and J.J. Astor described below is a related-party transaction. As of the date of this prospectus, J.J. Astor beneficially owns 167,290 shares of our Common Stock, representing approximately 19.8% of our outstanding Common Stock, and is a Selling Stockholder under this prospectus.

Inventory Finance Agreement

On May 27, 2025, we entered into an Inventory Finance Agreement with J.J. Astor, which was amended and restated on November 3, 2025 and further amended on April 1, 2026 (as amended, the “Inventory Finance Agreement”), to finance 80% of our Interactive Flat Panel inventory purchases from our primary contract manufacturer. On June 23, 2025, we entered into a supplement to the Inventory Finance Agreement covering the remaining 20% deposit on such purchases. The maximum amount of the facility was increased from $6,000,000 to $9,000,000 in November 2025 and to $10,000,000 in April 2026, and the facility is now fully drawn. Advances are repayable within 90 days at $1.0535 for each $0.80 advanced, and the facility has a term through November 3, 2026 unless extended or earlier terminated. As of October 21, 2026, we owed J.J. Astor approximately $2,300,000 under the Inventory Finance Agreement, including accrued interest and penalties.

J.J. Astor may convert amounts owed under the Inventory Finance Agreement into shares of our Common Stock at 90% of the lowest volume weighted average price over the 20 trading days preceding a conversion notice. On April 1, 2026, pursuant to the amendment to the Inventory Finance Agreement, $556,200 of the outstanding balance was converted into 100,000 shares of our Common Stock at $5.562 per share. If J.J. Astor’s proceeds from the resale of those shares are less than $556,200, we must pay the shortfall in cash within five trading days or, at J.J. Astor’s election, in additional shares of Common Stock (“Make Whole Shares”) valued at the lowest five-day volume weighted average price, and any unpaid amount accrues interest at 19% per annum, compounded daily. On August 17, 2026 and August 19, 2026, $75,608.38 and $92,357.55 of outstanding obligations were converted into 30,290 and 37,000 shares of our Common Stock, respectively, at $2.49615 per share.

The Inventory Finance Agreement prohibits J.J. Astor from acquiring shares that would cause it and its affiliates to beneficially own more than 19.99% of our outstanding Common Stock and prohibits us from issuing shares thereunder that, aggregated with all other issuances under the Inventory Finance Agreement and related agreements, would equal or exceed 19.99% of our outstanding Common Stock, absent stockholder approval, which we have agreed to seek in accordance with Nasdaq rules. We are registering for resale under this prospectus 1,784,796 shares of Common Stock issued or issuable to J.J. Astor under the Inventory Finance Agreement, consisting of 167,290 shares previously issued, 1,428,299 shares issuable upon conversion of the outstanding balance and 189,207Make Whole Shares. The conversions under the Inventory Finance Agreement also triggered anti-dilution adjustments to the warrant held by Whitehawk Finance LLC, as described in Item 15 of Part II of the registration statement of which this prospectus forms a part.

Series E Convertible Preferred Stock Private Placement

On September 30, 2026, we entered into a Securities Purchase Agreement with J.J. Astor, pursuant to which we issued 106,250 shares of Series E Convertible Preferred Stock (the “Series E Preferred Stock”) at a purchase price of $8.00 per share, for aggregate gross proceeds of $850,000. Each share has a stated value of $10.00, reflecting a 20% original issue discount. The Series E Preferred Stock ranks junior to the Series D Preferred Stock and senior to our Class A and Class B common stock upon liquidation, does not pay regular dividends but accrues a 20% per annum cumulative PIK default dividend following a dividend trigger event, and is convertible into shares of our Class A Common Stock at the greater of the Adjusted Floor Price (initially $0.95) and 80% of the lowest closing price during the five trading days before conversion, subject to a 19.99% beneficial ownership limitation and a 19.99% exchange cap until the Series E Required Stockholder Approvals are obtained. Upon an event of default, the stated value automatically increases by 20%.

In connection with the Series E financing, we also entered into a Registration Rights Agreement with J.J. Astor dated September 30, 2026, pursuant to which we agreed to file a separate resale registration statement covering the shares of Class A Common Stock issuable upon conversion of the Series E Preferred Stock within 30 calendar days after closing and to use best efforts to have it declared effective within 60 calendar days after closing. If a specified registration event occurs, we must pay J.J. Astor cash liquidated damages equal to 5% of its subscription amount for each 30-day period until cured. On October 9, 2026, we, the Series D Majority Holders and J.J. Astor executed the Revised Series D Consent, effective as of September 30, 2026, under which, among other things, registration of the Series E Conversion Shares is restricted and J.J. Astor agreed that the Series E Preferred Stock may not be converted until the earlier of (i) such time as no shares of Series D Preferred Stock remain outstanding and (ii) the date on which a registration statement covering the resale of all shares of Class A Common Stock issuable upon conversion of the Series D Preferred Stock has been declared effective and the Series D Required Stockholder Approvals have been obtained.

Mr. Pope disclosed his conflict of interest with respect to the Series E transaction and recused himself from all discussions and deliberations regarding the transaction. He did not vote on the approval. The transaction was approved by Carine Clark, Peter Fittin, Tiffany Kuo and Mark Elliott. No placement agent, broker or finder fees were payable in connection with the Series E financing under the transaction documents.

SELLING STOCKHOLDERS

The Selling Stockholders identified in this prospectus may offer and sell up to an aggregate amount of 47,466.613 Shares, which Shares consist of:

(i)	30,438,310 shares of Class A Common Stock being registered in respect of the Preferred Stock, representing 200% of the shares currently issuable upon conversion of 937,500 shares of Preferred Stock, assuming conversion at the Adjusted Floor Price as of August 31, 2026.

(ii)	Up to 15,000,000 shares issuable to Secure Net Capital LLC pursuant to the ELOC; and

(iii)	48,702 Commitment Shares (or shares of Class A Common Stock issuable upon exercise of pre-funded warrants) issued to Secure Net Capital LLC, and up to 194,805 additional True-Up Commitment Shares (or shares of Class A Common Stock issuable upon exercise of pre-funded warrants) issuable to Secure Net Capital LLC, in each case as a commitment fee pursuant to the ELOC; and

(iv)	1,784,796 shares of Common Stock issued or issuable to J.J. Astor upon conversion of amounts owed under the Inventory Finance Agreement.

For additional information regarding the issuance of the Shares, see “Recent Developments” on page 1.

We are registering the Shares in order to permit the Selling Stockholders to offer the Shares for resale from time to time. Except for the ownership of the Preferred Stock, the entrance into the ELOC and, in the case of J.J. Astor, the Inventory Finance Agreement and the relationships described in this paragraph, the Selling Stockholders have not had any material relationship with us within the past three years. Michael Pope, our Executive Chairman, is the Chief Executive Officer of J.J. Astor, and J.J. Astor is beneficially owned, directly or indirectly, by a private investment fund affiliated with Mr. Pope.

The Selling Stockholders may from time to time offer and sell under this prospectus any or all of their Shares described under the column “Maximum Number of Class A Common Stock to be Sold Pursuant to this Prospectus” in the table below.

We cannot give an estimate as to the number of Shares that will actually be held by the Selling Stockholders upon termination of this Offering because the Selling Stockholders may offer some or all of the Shares being registered on their behalf under the Offering contemplated by this prospectus or acquire additional shares of Common Stock. The total number of Shares that may be sold hereunder will not exceed the number of Shares offered hereby. Please read the section entitled “Plan of Distribution” in this prospectus.

The Shares being registered hereby may not represent all shares of Common Stock that may ultimately become issuable to the Selling Stockholders upon conversion of the Preferred Stock, or pursuant to the Equity Purchase Agreement, and the Company may be required to register additional shares of Common Stock pursuant to the Registration Rights Agreement.

The following table sets forth the name of each Selling Stockholder, the number of shares of Common Stock beneficially owned by each Selling Stockholder before this Offering, the maximum number of shares of Common Stock to be sold pursuant to this prospectus for each Selling Stockholder’s account and the number and (if one percent or more) the percentage of the class of our securities to be beneficially owned by each Selling Stockholder after completion of the Offering. The number of shares of Common Stock owned are those beneficially owned, as determined under the rules of the SEC, and such information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares of our Common Stock as to which a person has sole or shared voting power or investment power and any shares of Common Stock which the person has the right to acquire within 60 days of the date as of which the information is provided, through the exercise of any option, warrant or right, through conversion of the Preferred Stock or pursuant to the automatic termination of a power of attorney or revocation of a trust, discretionary account or similar arrangement, and such shares are deemed to be beneficially owned and outstanding for computing the share ownership and percentage of the person holding such options, warrants or other rights, but are not deemed outstanding for computing the percentage of any other person. Beneficial ownership percentages are calculated based on approximately 844,556 shares of our Common Stock outstanding as of October 21, 2026.

The Preferred Stock and the ELOC contain beneficial ownership limitations, such that the Company may not effect any conversion of Preferred Stock or issue Common Stock under the ELOC to the extent that, after giving effect to such conversion or issuance, the applicable Selling Stockholder, together with its affiliates, would beneficially own in excess of 4.99% (which limitation may not be waived in the case of the Preferred Stock, and which may be increased to not more than 9.99% upon 61 days’ prior notice in the case of the ELOC) of the number of shares of Common Stock outstanding immediately after giving effect to such conversion or issuance. The number of shares in the second column of the table below does not reflect these limitations. The Selling Stockholders may sell all, some or none of their Common Stock in this Offering. See “Plan of Distribution.”

Unless otherwise set forth below, (a) each Selling Stockholder named in the table below has sole voting and sole investment power with respect to the Shares set forth opposite its name, subject to community property laws, where applicable, and (b) each Selling Stockholder has not had any position, office or other material relationship within the past three years with us or with any of our predecessors or affiliates, other than as described in this prospectus. The number of shares of Common Stock shown as beneficially owned before the Offering is based on information furnished to us or otherwise based on information available to us at the time of the filing of the registration statement of which this prospectus forms a part.

	Number of Shares of Class A Common Stock Beneficially Owned Prior to Offering(1)		Maximum Shares to be Sold Pursuant to this	Number of Shares of Class A Common Stock Beneficially Owned After Offering
Name of Selling Stockholder	Shares	%	Prospectus(2)	Shares	%
Secure Net Capital LLC(3)	36,501	4.3%	35,535,714	0	-%
Shakawe Capital LLC(4)	36,680	4.3%	8,116,883	0	-%
ClearThink Capital Partners LLC(5)	36,680	4.3%	2,029,220	0	-%
J.J. Astor & Co.(6)	167,290	19.8%	1,784,796	0	-%

(1)	Based on 844,556 shares of Common Stock outstanding as of October 21, 2026.

(2)	Includes (i) 200% of all Conversion Shares then issued or issuable upon conversion of the Preferred Stock, assuming conversion at the Adjusted Floor Price, (ii) all shares of Class A Common Stock issued and issuable under the ELOC, based on the maximum number of shares that may be issued under the ELOC (as described in Footnote 3), and (iii) any securities issued or issuable upon stock splits, dividends or similar events with respect to the foregoing. The Preferred Stock and the ELOC are subject to beneficial ownership limitations of 4.99% (which limitation may not be waived in the case of the Preferred Stock, and which may be increased to not more than 9.99% upon 61 days’ prior notice in the case of the ELOC).

(3)	Secure Net Capital LLC is a Nevada limited liability company. Alois Ryan Rubenbauer III, the Managing Member of Secure Net Capital LLC, has voting and dispositive power over the shares held by Secure Net Capital LLC. The maximum number of shares to be sold pursuant to this prospectus by Secure Net Capital LLC consists of: (i) 20,292,207 shares of Class A Common Stock, representing 200% of the 10,146,103 Conversion Shares issuable upon conversion of 625,000 shares of Series D Convertible Preferred Stock (Stated Value of $6,250,000) at the initial Adjusted Floor Price of $0.6160 per share as set forth in the Certificate of Designation; (ii) 48,702 Commitment Shares (or shares of Class A Common Stock issuable upon exercise of pre-funded warrants) issued pursuant to the ELOC, subject to upward adjustment to 243,507 under the True-Up mechanism in Section 6.4(b) of the ELOC if the Nasdaq Official Closing Price on the effectiveness date of the Registration Statement (or the date on which the initial Commitment Shares become eligible for resale under Rule 144) is less than the initial Commitment Share reference price; and (iii) 15,000,000 shares of Class A Common Stock issuable upon future put notices under the ELOC, calculated by dividing the $15,000,000 Maximum Commitment Amount by the $1.00 minimum closing-price threshold for Regular Puts set forth in Section 2.1(d) of the ELOC. The $1.00 threshold is waivable by the Investor in its sole discretion; accordingly, the 15,000,000-share ELOC put-share component represents the maximum assuming such threshold is not waived. In addition, Intraday Puts under the ELOC are not subject to the $1.00 minimum closing-price condition and could yield additional shares if executed at prices below $1.00 per share. The ELOC provides for purchases of up to $15,000,000 of Class A Common Stock at a purchase price equal to 95% of the applicable market price, subject to volume limitations and other conditions set forth therein. For the purposes of this offering, Secure Net Capital LLC is deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended, with respect to the shares of Common Stock that may be issued to it under the Equity Purchase Agreement.

(4)	Shakawe Capital LLC is a limited liability company. Dmitriy Shapiro, the Managing Partner of Shakawe Capital LLC, has voting and dispositive power over the shares held by Shakawe Capital LLC. The maximum number of shares to be sold pursuant to this prospectus by Shakawe Capital LLC consists of 8,116,883 shares of Class A Common Stock, representing 200% of the 4,058,441 Conversion Shares issuable upon conversion of 250,000 shares of Series D Convertible Preferred Stock (Stated Value of $2,500,000) at the initial Adjusted Floor Price of $0.6160 per share as set forth in the Certificate of Designation.

(5)	ClearThink Capital Partners LLC is a limited liability company. Brian Loper, the Manager of ClearThink Capital Partners LLC, has voting and dispositive power over the shares held by ClearThink Capital Partners LLC. The maximum number of shares to be sold pursuant to this prospectus by ClearThink Capital Partners LLC consists of 2,029,220 shares of Class A Common Stock, representing 200% of the 1,014,610 Conversion Shares issuable upon conversion of 62,500 shares of Series D Convertible Preferred Stock (Stated Value of $625,000) at the initial Adjusted Floor Price of $0.6160 per share as set forth in the Certificate of Designation.

(6)

J.J. Astor & Co. is a Utah corporation. Michael Pope, our Executive Chairman, is the Chief Executive Officer of J.J. Astor & Co., and J.J. Astor & Co. is beneficially owned, directly or indirectly, by a private investment fund affiliated with Mr. Pope. The maximum number of shares to be sold pursuant to this prospectus by J.J. Astor & Co. consists of: (i) 167,290 shares of Class A Common Stock issued upon prior conversions under the Inventory Finance Agreement; (ii) 1,428,299 shares of Class A Common Stock issuable upon conversion of the $2,300,000 outstanding balance under the Inventory Finance Agreement as of October 21, 2026; and (iii) 189,207Make Whole Shares issuable in satisfaction of the $556,200 proceeds protection obligation. Because the conversion price and the Make Whole Share valuation float with the market price of the Class A Common Stock, the actual number of shares issuable may be greater or less than the number registered.

DESCRIPTION OF SECURITIES

Description of Capital Stock

The following is a summary of the material terms of our Class A common stock, which is registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and provisions of our Eleventh Amended and Restated Articles of Incorporation, as amended by the Certificates of Change filed with the Nevada Secretary of State effective June 14, 2023, February 14, 2025, December 22, 2025 and June 22, 2026, and as further amended by the amendments to the Articles of Incorporation approved by the shareholders on August 8, 2025 and July 23, 2026 (collectively, the “Charter”), and our Amended and Restated Bylaws (the “Bylaws”). This description is summarized from, and qualified in its entirety by reference to, the Charter and Bylaws, each of which is filed as an exhibit to this Registration Statement on Form S-1. We encourage you to read our Charter, our Bylaws, and the applicable provisions of the Nevada Revised Statutes.

Authorized Capital Stock

As of the date of this prospectus, after giving effect to (i) the 1-for-8 reverse stock split of Class A common stock effected on June 14, 2023, (ii) the 1-for-5 reverse stock split of Class A common stock effected on February 14, 2025, (iii) the amendment to our Articles of Incorporation approved by shareholders on August 8, 2025 increasing the authorized shares of Class A common stock to 25,000,000, (iv) the 1-for-6 reverse stock split of Class A common stock effected on December 22, 2025, (v) the 1-for-6 reverse stock split of Class A common stock effected on June 22, 2026, and (vi) the amendment to our Articles of Incorporation approved by shareholders on July 23, 2026 increasing the authorized shares of Class A common stock to 55,000,000, our authorized capital stock consists of 155,000,000 shares, of which 55,000,000 shares are designated Class A common stock, par value $0.0001 per share; 50,000,000 are designated Class B common stock, par value $0.0001 per share; and 50,000,000 shares are designated preferred stock, par value $0.0001 per share, of which 250,000 shares are designated as Series A Preferred Stock, 1,586,620 shares are designated as Series B Preferred Stock, 937,500 shares are designated as Series D Convertible Preferred Stock and 106,250 shares are designated as Series E Convertible Preferred Stock.

Reverse Stock Splits

1-for-5 Reverse Stock Split. On February 14, 2025, the Company effected a 1-for-5 reverse stock split of its Class A common stock. At the effective time, every five shares of Class A common stock were automatically reclassified into one share of Class A common stock. The authorized shares of Class A common stock were reduced proportionally from 18,750,000 to 3,750,000. No fractional shares were issued; any fractional shares resulting from the reverse stock split were rounded up to the nearest whole share. Proportionate adjustments were made to outstanding equity awards, warrants, equity incentive plan share pools, and the conversion factor of the Company’s convertible preferred stock. The par value remained $0.0001 per share. The Class A common stock began trading on a split-adjusted basis on The Nasdaq Capital Market on February 18, 2025.

1-for-6 Reverse Stock Split. On December 22, 2025, the Company effected a 1-for-6 reverse stock split of its Class A common stock. At the effective time, every six shares of Class A common stock were automatically reclassified into one share of Class A common stock. The authorized shares of Class A common stock were reduced proportionally from 25,000,000 to 4,166,667 (reflecting the increase in authorized shares to 25,000,000 approved by shareholders on August 8, 2025). No fractional shares were issued; any fractional shares resulting from the reverse stock split were rounded up to the nearest whole share. Proportionate adjustments were made to outstanding equity awards, warrants (resulting in each warrant becoming exercisable for 1/6th of a share of Class A common stock), equity incentive plan share pools, and the conversion factor of the Company’s convertible preferred stock. The par value remained $0.0001 per share. The Class A common stock began trading on a split-adjusted basis on The Nasdaq Capital Market on December 23, 2025. The CUSIP number for the Class A common stock changed to 103197406.

1-for-6 Reverse Stock Split. On June 22, 2026, the Company effected a 1-for-6 reverse stock split of its Class A common stock. At the effective time, every six shares of Class A common stock issued and outstanding or held as treasury stock were automatically reclassified into one share of Class A common stock. The authorized shares of Class A common stock were reduced proportionally from 4,166,667 shares to 694,445 shares. No fractional shares were issued; any fractional shares resulting from the reverse stock split were rounded up to the nearest whole share. Proportionate adjustments were made to outstanding equity awards, the number of shares issuable under the Company’s equity incentive plans and certain existing agreements, and the exercise, grant, and acquisition prices of such equity awards, as applicable. Proportionate adjustments were also made to outstanding warrants, resulting in each warrant becoming exercisable for 1/6th of a share of Class A common stock, and to the conversion factor of the Company’s convertible preferred stock. The par value remained $0.0001 per share. The Class A common stock began trading on a split-adjusted basis on The Nasdaq Capital Market on June 22, 2026, under the existing symbol “BOXL.” The CUSIP number for the Class A common stock changed to 103197505.

Unless otherwise noted, all share and per share amounts in this description give effect to the 1-for-5 reverse stock split effected on February 14, 2025, and to each of the 1-for-6 reverse stock splits effected on December 22, 2025, and June 22, 2026.

Common Stock

Class A Common Stock

Our Class A common stock is listed on The Nasdaq Capital Market under the ticker symbol “BOXL.”

Voting Rights. Each share of our Class A common stock entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders. Cumulative voting for the election of directors is not provided for in our articles of incorporation, as amended and restated.

Dividend Rights. Subject to the rights of the holders of preferred stock, as discussed below, the holders of outstanding Class A common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that the board of directors may determine.

Liquidation Rights. In the event of our liquidation or dissolution, the holders of our Class A common stock are entitled to share ratably in the assets available for distribution after the payment of all of our debts and other liabilities, subject to the prior rights of the holders of our preferred stock.

Other Matters. The holders of our Class A common stock have no subscription, redemption or conversion privileges. Our Class A common stock does not entitle its holders to preemptive rights. All of the outstanding shares of our Class A common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of our Class A common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue in the future.

Class B Non-Voting Common Stock

Our Charter authorizes Class B common stock, although at present we have no Class B common stock issued and outstanding. Our Class B common stock is only available for issuance upon exercise of stock options to be granted to Boxlight Group employees.

Voting Rights. The holders of Class B common stock have no voting rights, other than voting only on such matters as required by law.

Conversion Rights. Upon any public or private sale or disposition by any holder of Class B common stock, such shares of Class B common stock shall automatically convert into shares of Class A common stock.

Preferred Stock

Our board of directors has the authority to issue preferred stock in one or more classes or series and to fix the designations, powers, preferences, and rights, and the qualifications, limitations or restrictions thereof including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series, without further vote or action by the stockholders. The total number of shares of preferred stock authorized for issuance is 50,000,000, par value $0.0001 per share, of which 250,000 shares are designated Series A Preferred Stock, 1,586,620 shares are designated Series B Preferred Stock, 937,500 shares are designated Series D Convertible Preferred Stock and 106,250 shares are designated Series E Convertible Preferred Stock. The authorized number of shares of preferred stock was not affected by the reverse stock splits described above. Our Series A Preferred Stock remains outstanding and accrues dividends; see “Dividend Policy.”

Series B Preferred Stock

On October 1, 2025, the Company entered into an agreement to modify the terms of the Series B Preferred Stock as set forth in an Amendment to the Certificate of Designation filed with the Nevada Secretary of State on October 2, 2025. The amended terms, among other things, eliminated the conversion and redemption rights of the Series B Preferred Stock holders and adjusted the dividend accrual rates. As a result of these modifications, the Company classifies the Series B Preferred Stock as permanent equity on its consolidated balance sheet. The holders of Series B Preferred Stock have no voting rights, other than as required by law. As of December 31, 2025, 1,586,620 shares of Series B Preferred Stock are designated and outstanding, each with a liquidation value of $10.00 per share

Series C Preferred Stock

On October 1, 2025, the holders of all 1,320,850 outstanding shares of Series C Preferred Stock converted their holdings into 198,920 shares of Class A common stock (as adjusted for the two subsequent 1-for-6 reverse stock splits, approximately 5,525 shares). As of December 31, 2025, no shares of Series C Preferred Stock remain outstanding.

Series D Preferred Stock

On August 5, 2026, Boxlight entered into a private placement financing involving 937,500 shares of newly designated Series D Convertible Preferred Stock. The securities were sold at a purchase price of $8.00 per share, with each share carrying a $10.00 stated value and a $10.00 per-share Liquidation Preference applicable only upon a voluntary or involuntary liquidation, dissolution or winding up of the Corporation, which reflects a 20% original issue discount (OID). The aggregate subscription amount was $7.5 million, representing $9.375 million of stated value. The financing was structured in two tranches: an initial $5.5 million tranche and a second $2.0 million tranche tied to, among other things, the effectiveness of a resale registration statement and the Series D Required Stockholder Approvals.

The Series D Preferred Stock ranks senior to Boxlight’s Class A and Class B common stock and the Series E Preferred Stock with respect to distributions upon a voluntary or involuntary liquidation, dissolution or winding up of the Corporation. It is non-voting, except as required by applicable law, on matters that would adversely affect the rights of the Series D holders, and as provided by the protective provisions described below. The stock does not pay regular dividends, but if a Dividend Trigger Event occurs—such as an event of default or the common stock trading below the applicable floor price for five consecutive trading days—a 20% per annum cumulative default dividend accrues daily on the then-effective stated value, is payable monthly in arrears, and is payable solely in kind by increasing the stated value of the preferred stock. In addition, upon an event of default the stated value of each outstanding share automatically increases by 20%. In a voluntary or involuntary liquidation, dissolution or winding up of the Corporation, holders are entitled to receive an amount equal to the number of shares of Series D Preferred Stock then outstanding multiplied by $10.00 per share, before any distributions are made to junior equity holders. The Liquidation Preference does not apply to a merger, sale of substantially all assets, sale of stock or other transaction that is not a voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

The Series D Preferred Stock is convertible into Class A common stock at any time after issuance, with the conversion price determined under the Certificate of Designation and generally based on a discount to recent market prices, subject to a floor price and other limitations. Conversions are subject to a 4.99% beneficial ownership cap per holder. In addition, unless Boxlight obtains the Series D Required Stockholder Approvals, conversions are limited by a 19.99% Nasdaq exchange cap, which restricts issuances above that threshold without shareholder approval under Nasdaq rules. Under the Securities Purchase Agreement, Boxlight is required to reserve at all times a number of shares of Class A common stock equal to not less than 300% of the shares issuable upon conversion in full of the Series D Preferred Stock, including accrued and unpaid dividends, at the Floor Price then in effect, and without regard to any conversion limitations. In addition, under Section 15(d) of the Certificate of Designation, the Company must obtain the consent of holders of Series D Preferred Stock before consummating, or entering into an agreement to consummate, specified transactions described in Section 15(d), including mergers or consolidations; dispositions of all or substantially all assets by the Company or a Subsidiary; certain tender or exchange offers accepted by holders of at least 50% of the outstanding Class A Common Stock or voting power; reclassifications, reorganizations or recapitalizations of the Class A Common Stock or compulsory share exchanges; and stock purchases or other business combinations in which another person or group acquires at least 50% of the outstanding Class A Common Stock or voting power.

Series E Preferred Stock

On September 30, 2026, Boxlight issued 106,250 shares of Series E Convertible Preferred Stock to J.J. Astor & Co. at a purchase price of $8.00 per share, with a $10.00 stated value and a $10.00 per-share liquidation preference, reflecting a 20% original issue discount. The liquidation preference applies only upon a voluntary or involuntary liquidation, dissolution or winding up of the Corporation. The Series E Preferred Stock ranks junior to the Series D Preferred Stock and senior to the Class A and Class B common stock as to distributions upon liquidation, dissolution or winding up. It does not accrue or pay regular dividends, but a 20% per annum cumulative dividend payable solely in kind accrues after a Dividend Trigger Event.

The Series E Preferred Stock votes with the holders of Class A common stock on an as-converted basis, subject to a 19.99% voting limitation until the Series E Required Stockholder Approvals are obtained, and votes as a separate class on amendments that adversely affect its rights. It is convertible only after all Series D Preferred Stock has been converted or redeemed or, if earlier, the date on which both (i) a registration statement covering the resale of all Conversion Shares issuable upon conversion of the Series D Preferred has been declared effective by the Commission and (ii) the Series D Required Stockholder Approvals have been obtained. The Conversion Price is the greater of the Adjusted Floor Price and 80% of the lowest closing price during the five trading days before conversion. The initial Floor Price is $0.95 and is subject to six-month and specified full-ratchet resets; it ceases to apply if the Class A Common Stock is delisted to the OTC Markets.

Conversion is subject to a 19.99% beneficial ownership limitation and a 19.99% Exchange Cap until the Series E Required Stockholder Approvals are obtained. The Company must reserve shares sufficient to effect conversion in full at the Floor Price, calculated at 300% of the shares otherwise issuable, and must hold a meeting of stockholders to obtain the Series E Required Stockholder Approvals no later than 180 days after the initial issuance date and, if they are not obtained, call and hold additional meetings at least once every 30 days until they are obtained. So long as any Series E Preferred Stock remains outstanding, the Company may not, without the approval of the Series E Majority Holders, alter the Series E rights, increase the authorized Series E shares, issue additional Series E shares or effect or enter into a Variable Rate Transaction other than the existing ELOC. A Variable Rate Transaction generally includes securities with a conversion, exercise or exchange price based on trading prices or subject to a future reset, an equity line or at-the-market arrangement with future pricing, or specified put, call, redemption or price-reset mechanisms. In addition, under the Series E Securities Purchase Agreement, the Company may not effect a reverse stock split at a ratio greater than 1-for-500 without the consent of the holders of a majority of the outstanding Series E Preferred Stock, except as required to meet applicable listing standards. Upon an Event of Default, the Stated Value automatically increases by 20%; the Certificate of Designation does not provide a cash redemption right.

Governing Documents that May Have an Antitakeover Effect

Certain provisions of our Eleventh Amended and Restated Articles of Incorporation, our Bylaws and the Certificate of Designation, which are discussed below, could discourage or make it more difficult to accomplish a proxy contest, change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. In particular, Section 15(d) of the Certificate of Designation requires the consent of holders of Series D Preferred Stock before the Company consummates, or enters into an agreement to consummate, specified transactions described in Section 15(d).

●	Our Eleventh Amended and Restated Articles of Incorporation provide that our board of directors has the authority to issue preferred stock in one or more classes or series and fix such designations, powers, preferences and rights and the qualifications thereof without further vote by our stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our Class A common stock. In addition, Section 15(d) of the Certificate of Designation requires the consent of holders of Series D Preferred Stock before the Company consummates, or enters into an agreement to consummate, specified transactions described in Section 15(d), which could delay, defer or prevent a change in control of our company.

●	Our Bylaws limit the ability to call special meetings of the stockholders to the chairman of the board of directors, the vice chairman of the board, the chief executive officer, the president or a majority of authorized directors. The stockholders have no right to request or call a special meeting and cannot take action by written consent.

●	Our Bylaws provide that the removal of a director from the board, with or without cause, must be by affirmative vote of not less than 2/3 of the voting power of our issued and outstanding stock entitled to vote generally in the election of directors (voting as a single class), excluding stock entitled to vote only upon the happening of a fact or event unless such fact or event shall have occurred, is required to remove a director from the Board with or without cause.

We expect that these provisions will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors and, in the case of specified transactions described in Section 15(d), with the holders of Series D Preferred Stock, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors and the holders of Series D Preferred Stock the power to discourage acquisitions that some stockholders may favor.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for shares of our Common Stock and preferred stock is VStock Transfer, LLC, Woodmere, New York. Our Transfer Agent and Registrar’s telephone number is (212) 828-8436.

PLAN OF DISTRIBUTION

We are registering the Shares to permit the resale of these Shares by the Selling Stockholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Stockholders of the Shares. We will bear all fees and expenses incident to our obligation to register the Shares. The Selling Stockholders may sell all or a portion of the Shares held by them and offered hereby from time to time directly or through one or more underwriters, broker dealers or agents. If the Shares are sold through underwriters or broker-dealers, the Selling Stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in transactions otherwise than on these exchanges or systems or in the over-the counter market account;

●	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange

●	privately negotiated transactions; or

●	broker-dealers may agree with a selling security holder to sell a specified number of such shares at a stipulated price per share;

●	short sales made after the date the Registration Statement is declared effective by the SEC;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell Shares under Rule 144 promulgated under the Securities Act of 1933, as amended, if available, rather than under this prospectus. In addition, the Selling Stockholders may transfer the shares of Common Stock by other means not described in this prospectus. If the Selling Stockholders effect such transactions by selling the Shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Stockholders or commissions from purchasers of the Shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the Shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Shares in the course of hedging in positions they assume. The Selling Stockholders may also sell shares of Common Stock short and deliver Shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Stockholders may also loan or pledge the Shares to broker-dealers that in turn may sell such Shares. Notwithstanding the foregoing, Secure Net Capital LLC is subject to the restrictions on Short Sales set forth in the Equity Purchase Agreement, including the prohibition on Short Sales while the facility remains outstanding, subject to the exceptions set forth therein.

The Selling Stockholders may pledge or grant a security interest in some or all of the Preferred Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The Selling Stockholders also may transfer and donate the Shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

For the purposes of this offering, Secure Net Capital LLC is deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act in connection with the resale of shares of Common Stock acquired under the Equity Purchase Agreement. Accordingly, any profits on the resale of such shares by Secure Net Capital LLC and any discounts, commissions or concessions received by Secure Net Capital LLC may be deemed to be underwriting discounts and commissions under the Securities Act.

To the extent required by the Securities Act and the rules and regulations thereunder, the Selling Stockholders and any broker-dealer participating in the distribution of the Shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the Shares is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of Common Stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any Selling Stockholder will sell any or all of the Shares registered pursuant to the registration statement, of which this prospectus forms a part.

The Selling Stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of Common Stock by the selling stockholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Common Stock to engage in market-making activities with respect to the shares of Common Stock. All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock.

We will pay all expenses of the registration of the Shares pursuant to the registration rights agreement, estimated to be $194,302.06 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, a Selling Stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the Selling Stockholders against liabilities, including liabilities under the Securities Act, to the extent provided in the applicable Registration Rights Agreement, and the Selling Stockholders will have the rights to contribution provided therein. We will have such rights to indemnification or contribution from a Selling Stockholder solely to the extent provided in the applicable Registration Rights Agreement.

Once sold under the registration statement, of which this prospectus forms a part, the Shares will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

Lucosky Brookman LLP serves as our legal counsel in connection with this offering.

EXPERTS

The financial statements of Boxlight Corporation as of December 31, 2025 are included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, and incorporated herein by reference, and have been so included in reliance on the report of Cherry Bekaert LLP, an independent registered public accounting firm, (such report including an explanatory paragraph regarding our ability to continue as a going concern), given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Boxlight Corporation as of December 31, 2024 and for the year then ended, have been audited by Forvis Mazars, LLP, independent registered public accounting firm, as set forth in their report thereon, included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, and incorporated herein by reference. Such consolidated financial statements have been incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The report of Forvis Mazars, LLP, contains an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with it into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede information contained in this prospectus.

We incorporate by reference the following documents or information that we have filed with the SEC:

●	our Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC on April 15, 2026;

●	our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025 filed with the SEC on August 13, 2025, for the quarterly period ended September 30, 2025 filed with the SEC on November 14, 2025, for the quarterly period ended March 31, 2026 filed with the SEC on May 15, 2026, and for the quarterly period ended June 30, 2026 filed with the SEC on August 14, 2026; and

●	our Current Reports on Form 8-K filed with the SEC on January 16, 2026, February 23, 2026, April 7, 2026, April 13, 2026, April 23, 2026, May 15, 2026, June 5, 2026, June 22, 2026, July 2, 2026, July 29, 2026, August 4, 2026, August 11, 2026, August 12, 2026, August 25, 2026, September 14, 2026 and October 6, 2026, as amended by the Current Report on Form 8-K/A filed with the SEC on October 13, 2026.

All other reports and documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date that this registration statement becomes effective and after the date of this prospectus but before the termination of the offering of the securities described in this prospectus shall be deemed to be incorporated by reference into this prospectus.

Notwithstanding the statements in the preceding paragraphs, no document, report or exhibit (or portion of any of the foregoing) or any other information that we have “furnished” to the SEC pursuant to the Exchange Act shall be incorporated by reference into this prospectus.

Any statement contained in this prospectus or contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent that a statement contained in this prospectus or any subsequently filed supplement to this prospectus, or document deemed to be incorporated by reference into this prospectus, modifies or supersedes such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Boxlight Corporation

2750 Premiere Parkway, Ste. 900

Duluth, Georgia 30097

Attn: Michael Pope

678-367-0809

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement we filed with the SEC. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement.

For further information with respect to us and the securities we are offering under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You should rely only on the information contained in this prospectus or incorporated by reference into this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information contained in this prospectus, or any document incorporated by reference in this prospectus, is accurate only as of the date of those respective documents, regardless of the time of delivery of this prospectus or any sale of our securities.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public from commercial document retrieval services and over the Internet at the SEC’s website at http://www.sec.gov.

We also maintain a website at www.boxlight.com. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the expenses in connection with this registration statement. All of such expenses are estimates, other than the filing fees payable to the Securities and Exchange Commission (“SEC”). We will pay all these expenses.

Amount to be paid
SEC registration fee	$28,302.06
Accounting fees and expenses	$100,000
Legal fees and expenses	$50,000
Transfer Agent fees and expenses	$1,000
Miscellaneous fees and expenses	$15,000
Total	$194,302.06

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

We are a Nevada corporation, and accordingly, we are subject to the corporate laws under the Nevada Revised Statutes. Article 9 of our Amended and Restated Articles of Incorporation, Article 8 of our by-laws and the Nevada Revised Business Statutes, contain indemnification provisions.

Our Amended and Restated Articles of Incorporation provides that we will indemnify, in accordance with our by-laws and to the fullest extent permitted by the Nevada Revised Statutes or any other applicable laws, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, including an action by or in the right of the corporation, by reason of such person acting as a director or officer of the corporation or any of its subsidiaries against any liability or expense actually and reasonably incurred by such person. We will be required to indemnify an officer or director in connection with an action, suit or proceedings initiated by such person only if (i) such action, suit or proceeding was authorized by the Board and (ii) the indemnification does no relate to any liability arising under Section 16(b) of the Exchange Act, as amended, or rules or regulations promulgated thereunder. Such indemnification is not exclusive of any other right to indemnification provided by law or otherwise. Indemnification shall include payment by us of expenses in defending an action or proceeding in advance of final disposition of such action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if it’s ultimately determined that such person is not entitled to indemnification.

We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, or the Securities Act, against certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Please read “Item 17. Undertakings” for more information on the SEC’s position regarding such indemnification provisions.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued and sold the following securities without registration under the Securities Act of 1933, as amended (the “Securities Act”). Unless otherwise indicated, all share amounts and per-share prices give effect to (i) the 1-for-5 reverse stock split of our Class A common stock effected on February 14, 2025, (ii) the 1-for-6 reverse stock split of our Class A common stock effected on December 22, 2025, and (iii) the 1-for-6 reverse stock split of our Class A common stock effected on June 22, 2026.

February 2025 Private Placement

On February 19, 2025, we entered into a Securities Purchase Agreement with certain institutional accredited investors, pursuant to which we agreed to issue and sell, in a private placement priced at-the-market under the rules of The Nasdaq Stock Market, an aggregate of (i) 7,222 shares of our Class A common stock, (ii) pre-funded warrants to purchase up to an aggregate of 29,528 shares of Class A common stock at an exercise price of $0.0001 per share, and (iii) common warrants to purchase up to an aggregate of 36,750 shares of Class A common stock at an exercise price of $76.68 per share. The combined purchase price was $76.68 per share of Class A common stock and accompanying common warrant (and $76.6799 per pre-funded warrant and accompanying common warrant). The private placement closed on February 21, 2025, and the gross proceeds were approximately $2.8 million, before deducting placement agent fees and other offering expenses. Maxim Group LLC acted as placement agent for the offering. The securities were offered and sold in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder. The purchasers represented that they were accredited investors as defined in Rule 501(a) of Regulation D, and the offering was conducted without general solicitation or advertising.

October 2025 Conversion of Series C Preferred Stock

Effective October 1, 2025, we entered into an agreement with all holders of our Series C Preferred Stock, pursuant to which all 1,320,850 outstanding shares of Series C Preferred Stock were converted into an aggregate of 5,525 shares of Class A common stock (as adjusted for the subsequent 1-for-6 reverse stock splits effected on December 22, 2025 and June 22, 2026). The Series C Preferred Stock had been originally issued on September 25, 2020 in connection with our acquisition of Sahara Holdings Limited. No cash consideration was paid in connection with the conversion; the shares of Class A common stock were issued solely in exchange for the outstanding shares of Series C Preferred Stock. The issuance was exempt from registration under Section 3(a)(9) of the Securities Act, as the shares of Class A common stock were issued exclusively in exchange for other outstanding securities of the Company, no commission or other remuneration was paid or given directly or indirectly for soliciting the exchange, and the terms of the exchange did not involve any public offering.

April 2026 J.J. Astor Debt Conversion

On April 1, 2026, we entered into an amendment to our inventory finance agreement with J.J. Astor & Co. (“J.J. Astor”), a Utah corporation and an entity beneficially owned, directly or indirectly, by a private investment fund affiliated with Michael Pope, our Executive Chairman. Pursuant to the amendment, $556,200 of the outstanding balance under the inventory finance agreement was converted into 100,000 shares of our Class A common stock at a conversion price of $5.562 per share (as adjusted for the 1-for-6 reverse stock split effected on June 22, 2026). The issuance was exempt from registration under Section 4(a)(2) of the Securities Act, as the transaction did not involve a public offering and J.J. Astor represented that it was an accredited investor as defined in Rule 501(a) of Regulation D.

August 2026 J.J. Astor Debt Conversions

On August 17, 2026, $75,608.38 of outstanding obligations under our inventory finance agreement with J.J. Astor was converted into 30,290 shares of our Class A common stock at a conversion price of $2.49615 per share. On August 19, 2026, an additional $92,357.55 of outstanding obligations under the inventory finance agreement was converted into 37,000 shares of our Class A common stock at a conversion price of $2.49615 per share. Each issuance was exempt from registration under Section 4(a)(2) of the Securities Act, as the transactions did not involve a public offering and J.J. Astor represented that it was an accredited investor as defined in Rule 501(a) of Regulation D.

August 2026 Series D Convertible Preferred Stock Private Placement

On August 5, 2026, we entered into a Securities Purchase Agreement with certain accredited investors, pursuant to which we agreed to issue and sell an aggregate of 937,500 shares of our newly designated Series D Convertible Preferred Stock, par value $0.0001 per share, at a purchase price of $8.00 per share (each share having a stated value of $10.00, reflecting a 20% original issue discount), for aggregate gross proceeds of $7,500,000. The offering was structured in two tranches: (i) Tranche One, consisting of 687,500 shares for aggregate proceeds of $5,500,000, funded at the initial closing on August 6, 2026, and (ii) Tranche Two, consisting of 250,000 shares for aggregate proceeds of $2,000,000, payable upon effectiveness of the resale registration statement covering the shares of Class A common stock issuable upon conversion of the Series D Convertible Preferred Stock, subject to the terms of the Securities Purchase Agreement. The Series D Convertible Preferred Stock is convertible into shares of Class A common stock at a conversion price determined by the Certificate of Designation. On September 30, 2026, we entered into the First Amendment to Securities Purchase Agreement, pursuant to which the purchasers consented to and waived objections to the amendment of the Certificate of Designation. On September 30, 2026, we filed the Certificate of Amendment to the Certificate of Designation with the Secretary of State of the State of Nevada under Filing No. F202609302764, effective upon filing. The amendment limits the $10.00 per-share Liquidation Preference to voluntary or involuntary liquidation, dissolution or winding up of the Corporation and adds a protective provision requiring Series D holder consent before specified transactions described in Section 15(d). RBW Capital Partners LLC and Dawson James Securities, Inc. acted as co-placement agents for the offering. The securities were offered and sold in a private placement exempt from the registration requirements of the Securities Act, pursuant to Section 4(a)(2) thereof and Rule 506 of Regulation D promulgated thereunder. The purchasers represented that they were accredited investors as defined in Rule 501(a) of Regulation D, and the offering was conducted without general solicitation or advertising.

September 2026 Series E Convertible Preferred Stock Private Placement

On September 30, 2026, we entered into a Securities Purchase Agreement with J.J. Astor & Co., an accredited investor, pursuant to which we issued 106,250 shares of Series E Convertible Preferred Stock, par value $0.0001 per share, at a purchase price of $8.00 per share, for aggregate gross proceeds of $850,000. Each share has a $10.00 stated value, reflecting a 20% original issue discount. The Series E Preferred Stock is convertible into shares of Class A common stock pursuant to its Certificate of Designation. The issuance was exempt from registration under Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D, as the securities were sold in a private placement without general solicitation to an accredited investor. No placement agent, broker or finder fees were payable in connection with the transaction under the transaction documents.

Equity Purchase Agreement and Pre-Funded Warrants

Concurrently with the Series D Convertible Preferred Stock financing, on August 5, 2026, we entered into an Equity Purchase Agreement with Secure Net Capital LLC (the “Investor”), pursuant to which we have the right, but not the obligation, to sell to the Investor up to $15,000,000 in aggregate value of shares of our Class A common stock over a 36-month commitment period. As consideration for the Investor’s commitment under the Equity Purchase Agreement, we agreed to pay a commitment fee of $150,000 in shares of Class A common stock or, at the Investor’s election, pre-funded warrants exercisable at $0.0001 per share, covering 243,507 shares of Class A common stock. The shares of Class A common stock issuable under the Equity Purchase Agreement (including any commitment fee shares and shares issuable upon exercise of the pre-funded warrants) were issued in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. The Investor represented that it was an accredited investor as defined in Rule 501(a) of Regulation D.

Whitehawk Warrant Adjustments

On December 31, 2021, in connection with entering into our Credit Agreement with Whitehawk Finance LLC, we issued a warrant to purchase shares of our Class A common stock. The warrant contains anti-dilution adjustment provisions pursuant to which certain subsequent equity issuances at a price per share less than the then-effective exercise price trigger adjustments to the exercise price and the number of shares issuable upon exercise. During the three-year period preceding the date of this registration statement, the following anti-dilution adjustments occurred: (i) in connection with our February 2025 private placement, the exercise price was adjusted to $698.04 per share and the number of warrant shares was adjusted to 5,854; (ii) in connection with our September 2025 registered direct offering, the exercise price was adjusted to $543.96 per share and the number of warrant shares was adjusted to 7,513; (iii) in connection with the April 2026 J.J. Astor debt conversion, the exercise price was adjusted to $468.29 per share and the number of warrant shares was adjusted to 8,727; and (iv) in connection with the August 2026 J.J. Astor debt conversions and the Series D Convertible Preferred Stock private placement, the exercise price was adjusted to $387.82 per share and the number of warrant shares was adjusted to 10,537. The warrant was originally issued in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act. The anti-dilution adjustments are contractual price and share adjustments under the existing warrant and did not involve new sales of securities; however, any shares issued upon exercise of the warrant have not been and will not be registered under the Securities Act unless separately registered.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
3.1	Eleventh Amended and Restated Articles of Incorporation, incorporated by reference to Exhibit 3.5 to the Registration Statement on Form S-1 (File No. 333-204811) filed on December 15, 2016.

3.2	Amended and Restated Bylaws, adopted as of April 14, 2026, incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K filed on April 15, 2026.

3.3	Certificate of Change to Articles of Incorporation of Boxlight Corporation, effective June 14, 2023 (1-for-8 Reverse Stock Split) filed with the Securities and Exchange Commission on April 15, 2026, incorporated by reference to Exhibit 3.3 to the Company’s Annual Report on Form 10-K filed April 15, 2026.

3.4	Certificate of Change to the Certificate of Incorporation of Boxlight Corporation (1-for-5 Reverse Stock Split), filed with the Securities and Exchange Commission on February 12, 2025, incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed February 12, 2025.

3.5	Certificate of Change to the Certificate of Incorporation of Boxlight Corporation (1-for-6 Reverse Stock Split), incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed December 19, 2025.

3.6	Certificate of Change effecting a 1-for-6 reverse stock split of Boxlight Corporation’s Class A Common Stock, incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on June 22, 2026.

3.7	Certificate of Amendment to the Articles of Incorporation of Boxlight Corporation, increasing authorized Class A Common Stock to 55,000,000 shares, incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed July 29, 2026.

3.8	Certificate of Designation of Preferences, Rights and Limitations of Series D Convertible Preferred Stock, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on August 11, 2026.

3.9	Certificate of Amendment to Certificate of Designation of Preferences, Rights and Limitations of Series D Convertible Preferred Stock, effective September 30, 2026, incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed October 6, 2026.

3.10	Certificate of Designation of Series E Convertible Preferred Stock, effective September 30, 2026, incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed October 6, 2026.

4.1	Certificate of Designations of Series A Convertible Preferred Stock, incorporated by reference to Exhibit 4.1 in the Registration Statement on Form S-1 (Reg. No. 377-00845) filed on June 9, 2015.

4.2	Amended and Restated Certificate of Designations of the Series A Convertible Preferred Stock filed on July 19, 2019 filed with the Securities and Exchange Commission on April 15, 2026, incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 10-K filed April 15, 2026.

4.3	Operating Agreement of EOSEDU, LLC, dated September 17, 2018, by and between the Boxlight Corporation and EOSEDU, LLC dated September 17, 2018, incorporated by reference to Exhibit 4.8 to Amendment No. 1 to the Registration Statement on Form S-1 (Reg. No. 333-226068) filed on September 24, 2018.

4.4	Form of Certificate of Designation for Series B Convertible Preferred Stock, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed September 25, 2020.

4.5	Form of Certificate of Designations for Series C Convertible Preferred Stock, incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed September 25, 2020.

4.6	Form of Amended and Restated Certificate of Designations for Series B Convertible Preferred Stock, incorporated by reference to Exhibit 4.3 to the Quarterly Report on Form 10-Q for the period ended September 30, 2020.

4.7	Amendment to Certificate of Designation of Series B Preferred Stock, incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed October 3, 2025.

4.8	Form of Amended and Restated Certificate of Designations for the Series C Convertible Preferred Stock, incorporated by reference to Exhibit 4.4 to the Quarterly Report on Form 10-Q for the period ended September 30, 2020.

4.9	Form of Warrant, dated December 31, 2021, issued to WhiteHawk Finance LLC, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8- K filed January 5, 2022.

4.10	Description of Securities, as restated to reflect the reverse stock splits, incorporated by reference to Exhibit 4.10 to the Annual Report on Form 10-K filed on April 15, 2026.

4.11	Form of Pre-Funded Warrant, dated July 22, 2022, issued to an accredited institutional investor, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8- K filed July 26, 2022.

4.12	Form of Warrant, dated July 22, 2022, issued to an accredited institutional investor, incorporated by reference to Exhibit 4.2 to the Current Report on Form 8- K filed July 26, 2022.

4.13	2025 Form of Pre-Funded Warrant, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8- K filed February 21, 2025.

4.14	Form of Pre-Funded Warrant issued in connection with the February 2025 private placement, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed February 21, 2025.

4.15	Amendment to Certificate of Designation (Series B Preferred Stock), incorporated by reference to Exhibit 4.3 to the Current Report on Form 8- K filed February 21, 2025.

4.16	Amendment to Certificate of Designation (Series C Preferred Stock), incorporated by reference to Exhibit 4.4 to the Current Report on Form 8- K filed February 21, 2025.

4.17	Form of Common Warrant issued in connection with the February 2025 private placement, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed February 21, 2025.

5.1^	Opinion of Lucosky Brookman LLP

10.1	Employment Agreement, dated January 1, 2019, between Sahara Presentation Systems PLC and Shaun Marklew, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed November 30, 2020.†

10.2	Deed of variation, dated September 24, 2020, between Sahara Presentation Systems PLC and Shaun Marklew, incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed November 30, 2020.

10.3	Share Purchase Agreement, dated March 19, 2021, between Sahara Holdings Ltd., Clevertouch BV and Karel Callens, incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed on May 13, 2021.

10.4	Boxlight Corporation 2021 Equity Incentive Plan, incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-8 filed on October 14, 2021.†

10.5	Membership Interest Purchase Agreement dated October 29, 2021, between Boxlight Corporation, Boxlight Inc., FrontRow Calypso LLC, Phonic Ear Inc. and Calypso Systems LLC, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed November 1, 2021.

10.6	Credit Agreement dated December 31, 2021, between Boxlight Corporation, its subsidiaries, Whitehawk Finance LLC., and White Hawk Capital Partners, LP, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed January 5, 2022.

10.7	Amendment to Credit Agreement, dated April 4, 2022, between Boxlight Corporation, its subsidiaries, Whitehawk Finance LLC and White Hawk Capital Partners, LP, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed April 4, 2022.

10.8	Amended and Restated Fee Letter, dated April 4, 2022, between Boxlight Corporation, its subsidiaries, Whitehawk Capital Partners, LP and Whitehawk Finance, LLC, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed April 4, 2022.

10.9	Employment Agreement, dated June 13, 2022, between Boxlight Corporation and Greg Wiggins, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed June 14, 2022.†

10.10	Second Amendment to Credit Agreement (including Exhibit A), dated June 21, 2022, between Boxlight Corporation, its subsidiaries, Whitehawk Capital Partners, LP and Whitehawk Finance LLC, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed June 27, 2022.

10.11	Securities Purchase Agreement dated July 22, 2022, between Boxlight Corporation and an accredited institutional investor, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed July 26, 2022.

10.12	Third Amendment to Credit Agreement, dated April 24, 2023, between Boxlight Corporation, its subsidiaries, Whitehawk Capital Partners, LP and Whitehawk Finance LLC, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed April 26, 2023.

10.13	Notice of Borrowing, dated April 24, 2023, from Boxlight Corporation addressed to Whitehawk Capital Partners, LP, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed April 26, 2023.

10.14	Fourth Amendment to the Credit Agreement, dated June 26, 2023, between Boxlight Corporation, its subsidiaries, Whitehawk Capital Partners, LP and Whitehawk Finance LLC, incorporated by reference to exhibit 10.4 to the quarterly report on Form 10-Q filed August 9, 2023.

10.15	Fifth Amendment to Credit Agreement, dated March 14, 2024, between Boxlight Corporation, its subsidiaries, Whitehawk Capital Partners, LP and Whitehawk Finance LLC filed with the Securities and Exchange Commission on April 15, 2026, incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K filed April 15, 2026.

10.16	Sixth Amendment to the Credit Agreement, dated April 19, 2024, between Boxlight Corporation, its subsidiaries, Whitehawk Capital Partners, LP and Whitehawk Finance LLC, incorporated by reference to exhibit 10.1 to the Current Report on Form 8-K filed April 23, 2024.

10.17	Seventh Amendment and Waiver to Credit Agreement, dated August 12, 2024, between Boxlight Corporation, its subsidiaries, Whitehawk Capital Partners, LP and Whitehawk Finance LLC, incorporated by reference to exhibit 10.3 to the Quarterly Report on Form 10-Q filed August 13, 2024.

10.18	Waiver to Credit Agreement, dated November 14, 2024, between Boxlight Corporation, its subsidiaries, Whitehawk Capital Partners, LP and Whitehawk Finance LLC, incorporated by reference to exhibit 10.2 to the Quarterly Report on Form 10-Q filed November 14, 2024.

10.19	Eighth Amendment and Waiver to Credit Agreement, dated March 24, 2025, incorporated by reference to Exhibit 10.89 to the Company’s Form 10-K/A for the fiscal year ended December 31, 2024 filed May 12, 2025.

10.20	Forbearance Agreement and Ninth Amendment and Waiver to Credit Agreement, dated August 13, 2025, incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 filed August 14, 2025.

10.21	Forbearance Agreement and Tenth Amendment and Waiver to Credit Agreement, dated December 2, 2025, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed December 2, 2025.

10.22	Eleventh Amendment to Credit Agreement, dated December 18, 2025, incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed December 18, 2025.

10.23	Waiver to Credit Agreement, dated March 27, 2026, between Boxlight Corporation, its subsidiaries, Whitehawk Capital Partners, LP and Whitehawk Finance LLC filed with the Securities and Exchange Commission on April 15, 2026, incorporated by reference to Exhibit 10.23 to the Company’s Annual Report on Form 10-K filed April 15, 2026.

10.24	Placement Agent Agreement, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8- K filed February 21, 2025.

10.25	Form of Securities Purchase Agreement, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8- K filed February 21, 2025.

10.26	Inventory Finance Agreement, dated May 27, 2025, by and between Boxlight Corporation and J.J. Astor & Co., incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 filed August 14, 2025.

10.27	Amendment to Inventory Finance Agreement, dated November 3, 2025, by and between Boxlight Corporation and J.J. Astor & Co., incorporated by reference to Exhibit 9.0 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 filed November 14, 2025.

10.28	Amendment to Amended and Restated Inventory Finance Agreement, by and between Boxlight Corporation and J.J. Astor & Co., dated April 1, 2026 filed with the Securities and Exchange Commission on April 15, 2026, incorporated by reference to Exhibit 10.28 to the Company’s Annual Report on Form 10-K filed April 15, 2026.

10.29	Placement Agency Agreement, dated September 23, 2025, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed September 23, 2025.

10.30	Securities Purchase Agreement, dated September 23, 2025, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed September 23, 2025.

10.31	Agreement relating to Series B and Series C Preferred Stock, dated October 1, 2025, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed October 3, 2025.

10.32	Employment Agreement, dated September 29, 2025 and effective October 8, 2025, by and between Boxlight Corporation and Ryan Zeek, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed October 14, 2025.†

10.33	Employment Agreement dated September 30, 2024 between Boxlight Corporation and Dale Strang, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed December 18, 2025.†

10.34	Boxlight Corporation 2021 Cash Long-Term Incentive Award Plan for Dale Strang, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed December 18, 2025.†

10.35	Employment Agreement dated February 26, 2024 (effective March 1, 2024), by and between Boxlight Corporation and Jens Holstebro, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed January 16, 2026.†

10.36	Boxlight Corporation 2021 Cash Long-Term Incentive Award Plan for Jens Holstebro, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed January 16, 2026.†

10.37	Waiver to Credit Agreement, dated May 11, 2026, between Boxlight Corporation, its subsidiaries, Whitehawk Capital Partners, LP and Whitehawk Finance LLC, incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed on May 15, 2026.

10.38	Waiver to Credit Agreement, dated August 10, 2026, between Boxlight Corporation, its subsidiaries, Whitehawk Capital Partners, LP and Whitehawk Finance LLC, incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed on August 14, 2026.

10.39	Securities Purchase Agreement, dated August 5, 2026, by and among Boxlight Corporation and the Purchasers party thereto, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on August 11, 2026.

10.40	Registration Rights Agreement, dated August 5, 2026, by and among Boxlight Corporation and the Purchasers party thereto, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on August 11, 2026.

10.41	Form of Lock-Up Agreement, incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed on August 11, 2026.

10.42	Form of Irrevocable Transfer Agent Instructions, incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed on August 11, 2026.

10.43	Equity Purchase Agreement, dated August 5, 2026, by and between Boxlight Corporation and the Investor, incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed on August 11, 2026.

10.44	Form of Pre-Funded Warrant to Purchase Class A Common Stock, incorporated by reference to Exhibit 10.7 to the Current Report filed on Form 8-K on August 11, 2026.

10.45	Placement Agent Agreement, dated August 5, 2026, by and among Boxlight Corporation, RBW Capital Partners LLC, and Dawson James Securities, Inc., incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed on August 11, 2026.

10.46	Interim Chief Financial Officer Appointment Agreement, dated August 3, 2026, by and between Boxlight Corporation and Jennifer Grabow, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed August 4, 2026.

10.47^	Supplement to Inventory Finance Agreement, dated June 23, 2025, by and between Boxlight Corporation and J.J. Astor & Co.

10.48	First Amendment to Securities Purchase Agreement, dated September 30, 2026, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed October 6, 2026.

10.49	Securities Purchase Agreement, dated September 30, 2026, by and between Boxlight Corporation and J.J. Astor, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed October 6, 2026.

10.50	Registration Rights Agreement, dated September 30, 2026, by and between Boxlight Corporation and J.J. Astor, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed October 6, 2026.

10.51	Consent, Waiver and Ratification of Holders of Series D Convertible Preferred Stock of Boxlight Corporation, effective as of September 30, 2026, among the Series D Majority Holders, acknowledged and agreed by Boxlight Corporation and J.J. Astor & Co., incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K/A filed October 13, 2026.

14.1	Code of Business Conduct and Ethics, incorporated by reference to Exhibit 14.1 to the Annual Report on Form 10-K filed March 16, 2023.

19.1	Amended and Restated Insider Trading Policy incorporated by reference to Exhibit 10.81 to the Annual Report on Form 10-K filed March 16, 2023.

21.1	List of Subsidiaries, incorporated by reference to Exhibit 21.1 to the Annual Report on Form 10-K filed March 16, 2023).

23.1*	Consent of Cherry Bekaert, LLP.

23.2*	Consent of Forvis Mazars, LLP.

23.3^	Consent of Lucosky Brookman LLP (included in Exhibit 5.1).

97.1	Clawback Policy adopted April 5, 2024, incorporated by reference to Exhibit 3.3 to the Quarterly Report on Form 10-Q filed on May 8, 2024.

107^	Filing Fee Table.

*	Filed herewith.
^	Previously filed.
†	Management contract or compensatory plan or arrangement.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i), (ii) and (iii) do not apply if the registration statement is on Form S-1 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the State of Nevada, on October 22, 2026.

BOXLIGHT CORPORATION
(Registrant)

By:	/s/ Michael R. Pope
Michael R. Pope
Executive Chairman
Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael R. Pope	Executive Chairman	October 22, 2026
Michael R. Pope	(Principal executive officer)

/s/ Jennifer Grabow	Interim Chief Financial Officer	October 22, 2026
Jennifer Grabow	(Principal financial and accounting officer)

/s/ Carine Clark	Director	October 22, 2026
Carine Clark

/s/ Peter Fittin	Director	October 22, 2026
Peter Fittin

/s/ Tiffany Kuo	Director	October 22, 2026
Tiffany Kuo

/s/ Mark Elliott	Director	October 22, 2026
Mark Elliott